UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 24, 2023

Summit Financial Group, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	No. 0-16587	55-0672148
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 North Main Street, Moorefield, West Virginia 26836

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (304) 530-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $2.50 per share	SMMF	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 1 – Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

On August 24, 2023, Summit Financial Group, Inc. (“Summit”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Burke & Herbert Financial Services Corp. (“Burke & Herbert”), a Virginia corporation headquartered in Alexandria, Virginia, pursuant to which Summit will merge with and into Burke & Herbert, with Burke & Herbert as the surviving entity (the “Merger”). Immediately following the Merger, Summit Community Bank, Inc., a West Virginia banking corporation and Summit’s wholly owned banking subsidiary, will be merged with and into Burke & Herbert’s wholly-owned banking subsidiary, Burke & Herbert Bank & Trust Company, a Virginia banking corporation (“B&H Bank”), with B&H Bank surviving as the surviving bank (the “Bank Merger”). The Agreement was unanimously approved and adopted by the Board of Directors of Summit and Burke & Herbert on August 24, 2023. A summary of the material terms of the Merger Agreement are as follows:

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Summit common stock, par value $2.50 per share (“Summit Common Stock”) will be converted into the right to receive 0.5043 shares (the “Exchange Ratio”) of Burke & Herbert common stock, par value $0.50 per share (“Burke & Herbert Common Stock”), which equates to $25.20 per share of Summit Common Stock based on a closing price for Burke & Herbert Common Stock of $49.98 as of August 23, 2023. Holders of Summit Common Stock will receive cash in lieu of fractional shares. The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

Treatment of Summit Preferred Stock

Each share of 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 of Summit (the “Summit Preferred Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a share of a newly created series of preferred stock of Burke & Herbert having rights, preferences, privileges and voting powers and limitations and restrictions thereof that are not materially less favorable to the holders of the Summit Preferred Stock (taking into account that Summit will not be the surviving entity in the Merger and any adjustment to the right of optional redemption by Burke & Herbert that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System). Upon such conversion, the Summit Preferred Stock will no longer be outstanding and will be cancelled and retired and no consideration will be issued in exchange therefor.

Treatment of Summit’s Equity Awards

Summit Stock Appreciation Rights. At the Effective Time, each outstanding stock appreciation right under an equity or equity-based compensation plan of Summit that may be settled in Summit Common Stock, whether vested or unvested or exercised but unsettled (a “Summit SAR”) will be converted into a stock appreciation right in respect of shares of Burke & Herbert Common Stock (a “Replacement SAR”) on the same terms and conditions as were applicable under the Summit SAR, provided that the number of shares of Burke & Herbert Common Stock underlying such Replacement SAR will be equal to the product of (i) the number of shares of Summit Common Stock underlying such Summit SAR, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Burke & Herbert Common Stock for purposes of each Replacement SAR will equal (y) the base price of Summit Common Stock subject to such Summit SAR divided by (z) the Exchange Ratio, rounded up to the nearest whole cent.

Summit RSU Awards. At the Effective Time, each restricted stock unit award granted under a Summit stock plan that is outstanding and unsettled (a “Summit RSU Award”) will be converted into a restricted stock unit (each, a “Replacement RSU”) in respect of shares of Burke & Herbert Common Stock on the same terms and conditions as were applicable under such Summit RSU Award, provided that the number of shares of Burke & Herbert Common Stock underlying such Replacement RSU shall equal the product of (i) the number of shares of Summit Common Stock underlying such Summit RSU Award, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares.

Affiliate Agreements

Simultaneously with the execution of the Merger Agreement, Burke & Herbert entered into Affiliate Agreements (the “Summit Affiliate Agreements”) with each of the directors on the board of Summit, pursuant to which each director, as a shareholder of Summit, has agreed, among other things, to vote shares of Summit common stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement and against any competing acquisition proposal, any action, agreement transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Summit in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the conditions of Burke & Herbert or Summit under the Merger Agreement. The Summit Affiliate Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

Furthermore, simultaneously with the execution of the Merger Agreement, Summit entered into Affiliate Agreements (the “Burke & Herbert Affiliate Agreements”) with each of the directors on the board of Burke & Herbert, pursuant to which each director, as shareholder of Burke & Herbert, has agreed, among other things, to vote shares of Burke & Herbert’s common stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement and against any competing acquisition proposal, any action, agreement transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Burke & Herbert in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the conditions of Burke & Herbert or Summit under the Merger Agreement. The Burke & Herbert Affiliate Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Summit Affiliate Agreements and Burke & Herbert Affiliate Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Summit Affiliate Agreements and Burke & Herbert Affiliate Agreements, forms of which are attached as Exhibit 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

Assumption of Summit Debt Obligations

In connection with the closing of the Merger, Burke& Herbert will assume Summit’s obligations under the 5.00% Fixed-to-Floating Rate Subordinated Notes due September 30, 2030 and the 3.25% Fixed-to-Floating Subordinated Notes due December 31, 2031. Burke & Herbert, or a subsidiary of Burke & Herbert, will assume the performance and observance of the covenants and conditions to be performed by Summit relating to the trust preferred securities of SFG Capital Trust I, SFG Capital Trust II, and SFG Capital Trust III.

Certain Governance Matters

The Merger Agreement provides that, prior to the Effective Time, Burke & Herbert and B&H Bank will take all actions necessary to adopt certain amendments to the bylaws of each entity (the “Bylaws Amendment”) regarding governance matters. Effective as of the Effective Time, and in accordance with the Bylaws Amendment, the number of directors that will comprise the full boards of directors of Burke & Herbert and B&H Bank will be 16, of which (i) eight will be directors of Burke & Herbert immediately prior to the Effective Time, including the current Chair of Burke & Herbert (the “Burke & Herbert Continuing Directors”) and (ii) eight will be directors of Summit immediately prior to the Effective Time (“Summit Continuing Directors”). In addition, at the first two annual meetings of shareholders following the Effective Time, Burke & Herbert and B&H Bank will nominate and recommend each Burke & Herbert Continuing Director and each Summit Continuing Director for reelection to the board of directors. For two years after the Effective Time, any vacancies in Burke & Herbert Continuing Directors will be generally filled by the remaining Burke & Herbert Continuing Directors and any vacancies in Summit Continuing Directors will be generally filled by the remaining Summit Continuing Directors.

David P. Boyle, the current Chair of the Board of Directors of Burke & Herbert, will be appointed as the Chair of the Board of Directors and the Chief Executive Officer of the surviving corporation. Oscar M. Bean, the current Chair of the Board of Directors of Summit, will be appointed to serve as a Vice Chair of the Board of Directors of the surviving corporation along with Laing Hinson from Burke & Herbert. H. Charles Maddy, III, the current President and Chief Executive Officer of Summit, will be appointed to serve as the President of the surviving corporation and surviving bank. Roy E. Halyama, the current Executive Vice President and Chief Financial Officer of Burke & Herbert, will be appointed as the Executive Vice President and Chief Financial Officer of the surviving corporation and surviving bank. Robert S. Tissue, the current Executive Vice President and Chief Financial Officer of Summit, will be appointed to serve as the Executive Vice President of Financial Strategy of the surviving corporation and the surviving bank. Joseph Hager, the current Executive Vice President and Chief Risk Officer of Summit, will be appointed to serve as the Chief Operating Officer of the surviving bank. Jeff Welch, the Chief Credit Officer, Executive Vice President and Chair of the Loan Committee of B&H Bank, will be appointed to serve as the Chief Credit Officer of the surviving bank. Danyl Freeman, the Executive Vice President and Chief Human Resources Officer of Summit will be appointed to serve as the Chief Human Resources Officer of the surviving bank. Jennifer Schmidt, the Chief Compliance Officer of Burke & Herbert, will be appointed to serve as the Chief Risk Officer of the surviving bank. Bradford E. Ritchie, the Executive Vice President of Summit and the President of Summit Community Bank, Inc., will be appointed to serve as the Chief Lending Officer of the surviving bank. Shannon Rowan, the Director of Trust and Wealth Management and Executive Vice President of Burke & Herbert, will be appointed to serve as the Director of Trust and Wealth Management of the surviving bank.

In connection with the Merger Agreement, Burke & Herbert and B & H Bank have entered into employment agreements with the following executive officers of Summit: H. Charles Maddy, III, Robert S. Tissue and Bradford E. Ritchie. The employment agreements become effective contingent upon the completion of the Merger.

The Merger Agreement provides that at the Effective Time, the headquarters of the surviving corporation and the surviving bank will remain located in Alexandria, Virginia and the name of the surviving corporation and the surviving bank will remain Burke & Herbert Financial Services Corp. and Burke & Herbert Bank & Trust Company, respectively. Following the Merger, the surviving corporation shall locate a significant portion of the operations of the surviving bank in Summit’s current headquarters in Moorefield, West Virginia.

Creation of Community Foundation

Prior to the Effective Time, Burke & Herbert will use its reasonably best efforts to establish a new charitable foundation focused on community support in the geographic areas served by the surviving bank. Immediately following the Effective Time, the surviving bank will contribute $5 million in cash to the foundation.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both Summit and Burke & Herbert, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) in the case of Burke & Herbert, its obligation to call a meeting of its shareholders to approve the Merger Agreement and, subject to certain exceptions, the obligation of its board of directors to recommend that its shareholders approve the Merger Agreement, (iii) in the case of Summit, its obligation to call a meeting of its shareholders to approve the Merger Agreement, and, subject to certain exceptions, the obligation of its board of directors to recommend that its shareholders approve the Merger Agreement, and (iv) each party’s non-solicitation obligations related to alternative acquisition proposals. Burke & Herbert and Summit have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) approval of the Merger Agreement, including the Merger, by the requisite vote of the Burke & Herbert shareholders, (ii) approval of the Merger Agreement, including the Merger, by the requisite vote of the Summit shareholders (iii) the receipt of required regulatory approvals without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the surviving corporation of the Merger and its subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger, (iv) effectiveness of the registration statement on Form S-4 for the Burke & Herbert Common Stock to be issued in the Merger, (v) the absence of any order, decree or injunction that enjoins or prohibits the completion of the Merger or making the completion of the Merger illegal, and (vi) authorization for listing on the NASDAQ of the shares of Burke & Herbert Common Stock to be issued in the Merger. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and (d) receipt of the resignations of the directors of each party that will not be continuing directors.

The Merger Agreement provides certain termination rights for both Summit and Burke & Herbert, including, among others, by mutual consent of the parties, by either party upon the failure to obtain the requisite regulatory approvals or if a requisite regulatory approval contains a burdensome condition on it, by either party if the Merger is not consummated by August 24, 2024, by either party if the other materially breaches a representation or warranty or covenant that is not cured, by either party for Summit or Burke & Herbert not obtaining the required shareholder vote, and by either party upon the occurrence of a material adverse effect on the other party.

A termination fee in the amount of $14,860,000 will be payable by either Burke & Herbert or Summit, as applicable, if the Merger Agreement is terminated under certain circumstances as set forth in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. Unless otherwise provided in the Merger Agreement, the representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger, unless otherwise specified therein, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Summit or Burke & Herbert, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Summit, Burke & Herbert, their respective affiliates or their respective businesses, a description of the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Summit and Burke & Herbert and a prospectus of Burke & Herbert, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that Summit and Burke & Herbert make with the Securities and Exchange Commission (“SEC”).

Section 7– Regulation FD

ITEM 7.01    Regulation FD Disclosure

In connection with the announcement of the Merger Agreement, Burke & Herbert and Summit intend to provide supplemental information regarding the proposed Merger in connection with a presentation to analysts and investors. A copy of the investor presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.3 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth in such filing.

Section 8 – Other Events

ITEM 8.01    Other Events

Press Release

Summit and Burke & Herbert issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.4 and is being furnished to the SEC and shall not be deemed “filed” for any purpose.

Section 9 – Financial Statements and Exhibits

ITEM 9.01 Financial Statements and Exhibits

(d)    Exhibits

2.1	Agreement and Plan of Merger dated as of August 24, 2023, by and between Summit and Burke & Herbert.*

99.1	Form of Affiliate Agreement dated August 24, 2023, by and between Burke & Herbert and certain shareholders of Summit.

99.2	Form of Affiliate Agreement dated August 24, 2023, by and between Summit and certain shareholders of Burke & Herbert.

99.3	Investor Presentation (incorporated by reference to Exhibit 99.2 of Summit’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2023).

99.4	Joint Press Release, dated August 24, 2023 (incorporated by reference to Exhibit 99.1 of Summit’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2023).

104	Cover-Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules and certain exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Summit agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Burke & Herbert and Summit regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward–looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward–looking statements speak only as of the date they are made; Burke & Herbert and Summit do not assume any duty, and do not undertake, to update such forward–looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward–looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Burke & Herbert and Summit. Such statements are based upon the current beliefs and expectations of the management of Burke & Herbert and Summit and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Agreement between Burke & Herbert and Summit; the outcome of any legal proceedings that may be instituted against Burke & Herbert or Summit; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Burke & Herbert and Summit to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Burke & Herbert and Summit do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Summit’s operations and those of Burke & Herbert; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Burke & Herbert’s and Summit’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Burke & Herbert’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Burke & Herbert and Summit to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Burke & Herbert and Summit; and the other factors discussed in the “Risk Factors” section of Burke & Herbert’s Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023, and Summit’s Annual Report on Form 10–K for the year ended December 31, 2022, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Burke & Herbert’s and Summit’s Quarterly Report on Form 10–Q for the quarters ended March 31, 2023 and June 30, 2023, and other reports Burke & Herbert and Summit file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Burke & Herbert will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Burke & Herbert and Summit, which also constitutes a prospectus of Burke & Herbert, that will be sent to shareholders of Burke & Herbert and shareholders of Summit seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BURKE & HERBERT AND SUMMIT AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BURKE & HERBERT, SUMMIT AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Burke & Herbert and Summit, without charge, at the SEC’s website www.sec.gov. Copies of documents filed with the SEC by Burke & Herbert will be made available free of charge in the “Investor Relations” section of Burke & Herbert’s website, www.burkeandherbertbank.com, under the heading “Financials.” Copies of documents filed with the SEC by Summit will be made available free of charge in the “News” section of Summit’s website, www.summitfgi.com, under the heading “News / Presentations and Events” link.

Participants in Solicitation

Burke & Herbert, Summit, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Burke & Herbert’s directors and executive officers is available in its Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023. Information regarding Summit’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 31, 2023, and certain other documents filed by Summit with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT FINANCIAL GROUP, INC.

Date: August 25, 2023	By:	/s/Julie R. Markwood
Julie R. Markwood
Executive Vice President &
Chief Accounting Officer

Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

between

BURKE & HERBERT FINANCIAL SERVICES CORP.

and

SUMMIT FINANCIAL GROUP, INC.

August 24, 2023

TABLE OF CONTENTS

		Page(s)

ARTICLE 1 The Merger and Related Matters		1

1.1.	The Merger	1
1.2.	Effective Time; Closing	2
1.3.	Subsidiary Merger	2
1.4.	Corporate Governance and Related Matters	3
1.5.	Articles of Incorporation and Bylaws of BHRB; Articles of Incorporation and Bylaws of B&H Bank	4
1.6.	Tax Consequences	4

ARTICLE 2 Merger Consideration; Exchange Procedures		5

2.1.	Conversion of Shares	5
2.2.	Exchange Procedures	6
2.3.	SMMF Equity-Based Awards	7
2.4.	No Fractional Shares	8
2.5.	Anti-Dilution	8
2.6.	Dividends	9
2.7.	Withholding Rights	9
2.8.	No Appraisal Rights	9

ARTICLE 3 Representations and Warranties		9

3.1.	Disclosure Letters	9
3.2.	Standard	10
3.3.	Representations and Warranties	11

ARTICLE 4 Covenants Relating to Conduct of Business		36

4.1.	Conduct of Business Pending Merger	36
4.2.	Dividends	39
4.3.	Transition	39
4.4.	No Control of the Other Party’s Business	40

ARTICLE 5 Additional Agreements		40

5.1.	Reasonable Best Efforts	40
5.2.	Access to Information; Notice of Certain Matters; Confidentiality	40
5.3.	Shareholder Approvals	41
5.4.	Registration Statement; Joint Proxy Statement; SEC Filings	42
5.5.	No Other Acquisition Proposals	43
5.6.	Applications and Consents	46
5.7.	Public Announcements	47
5.8.	Affiliate Agreements	47
5.9.	Employee Benefit Plans	48
5.10.	Reservation of Shares; Nasdaq Listing	52
5.11.	Indemnification; Insurance	52
5.12.	Employment Arrangements	54

i

5.13.	Notice of Deadlines	54
5.14.	Consent to Assign and Use Leased Premises	55
5.15.	Takeover Laws	55
5.16.	Change of Method	55
5.17.	Shareholder Litigation	55
5.18.	Section 16 Matters	55
5.19.	Assumption of Subordinated Notes and Trust Preferred Securities	56
5.20.	Operations Center	56
5.21.	Community Foundation	56

ARTICLE 6 Conditions to the Merger		57

6.1.	General Conditions	57
6.2.	Conditions to Obligations of BHRB	57
6.3.	Conditions to Obligations of SMMF	58

ARTICLE 7 Termination		59

7.1.	Termination	59
7.2.	Effect of Termination	61
7.3.	Non-Survival of Representations, Warranties and Covenants	61
7.4.	Termination Fee	61
7.5.	Expenses	62

ARTICLE 8 General Provisions		62

8.1.	Entire Agreement	62
8.2.	Binding Effect; No Third-Party Rights	63
8.3.	Waiver and Amendment	63
8.4.	Governing Law	63
8.5.	Notices	63
8.6.	Counterparts	64
8.7.	Waiver of Jury Trial	64
8.8.	Confidential Supervisory Information	65
8.9.	Specific Performance	65
8.10.	Severability	65

LIST OF EXHIBITS

EXHIBIT 1.1	Plan of Merger
EXHIBIT 1.3(a)	Form of Subsidiary Bank Agreement and Plan of Merger
EXHIBIT 1.4(b)	Form of Bylaw Amendments to Bylaws of the Continuing Corporation
EXHIBIT 1.4(c)	Form of Bylaw Amendments to Bylaws of the Continuing Bank
EXHIBIT 5.8(a)	Form of SMMF Affiliate Agreement
EXHIBIT 5.8(b)	Form of BHRB Affiliate Agreement

ii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of August 24, 2023, between BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), and SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”).

WHEREAS, the Boards of Directors of BHRB and SMMF have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the business combination transactions provided for herein, including the merger of SMMF with and into BHRB (the “Merger”);

WHEREAS, the Boards of Directors of BHRB and SMMF have each determined that the Merger is consistent with, and will further, their respective business strategies and goals; and

WHEREAS, it is the intention of the parties that, for federal income tax purposes and applicable state income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and any comparable provision of state law), and the treasury regulations promulgated under the Code (and any future amendments to such regulations and any corresponding provisions of succeeding regulations) (the “Treasury Regulations”), and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER AND RELATED MATTERS

1.1.  The Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2(a)) and in accordance with the Virginia Stock Corporation Act, as amended (the “VSCA”), and the West Virginia Business Corporation Act, as amended (the “WVBCA”), SMMF will be merged with and into BHRB pursuant to the Plan of Merger, substantially in the form attached hereto as Exhibit 1.2(a) and made a part hereof (the “Plan of Merger”). The separate corporate existence of SMMF thereupon shall cease, and BHRB will be the surviving corporation in the Merger (BHRB is sometimes referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Time or thereafter). The Merger will have the effects set forth in Section 13.1-721 of the VSCA and Section 31D-11-1107 of the WVBCA. Without limiting the generality of the foregoing, from and after the Effective Time, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of SMMF, and all of the debts, liabilities, obligations, claims, restrictions and duties of SMMF shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.

1.2.  Effective Time; Closing.

(a)  On the Closing Date (as defined herein), the parties shall execute and cause to be filed the Articles of Merger with (i) the Virginia State Corporation Commission as provided in Section 13.1-720 of the VSCA and (ii) the Office of Secretary of State of the State of West Virginia as provided in Section 31D-11-1106 of the WVBCA. The Merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission and by the Office of the Secretary of State of the State of West Virginia or at such other date and time as mutually agreed to by the parties and set forth in the Articles of Merger (the “Effective Time”).

(b)  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern Time at the offices of Troutman Pepper Hamilton Sanders LLP, Washington, D.C., on a date mutually agreed to by the parties, which shall be held at or prior to the Effective Time and no later than the first (1st) day of the first (1st) month beginning after the satisfaction or waiver (subject to applicable law) of the conditions set forth in ARTICLE 6 (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another date or time is mutually agreed to by the parties (the “Closing Date”). All documents required by this Agreement to be delivered at or prior to the Effective Time will be exchanged by the parties on the Closing Date.

1.3.  Subsidiary Merger.

(a)  At the Effective Time or as soon thereafter as reasonably practicable, Summit Community Bank, Inc., the wholly-owned West Virginia chartered commercial bank subsidiary of SMMF (“SCB”), shall be merged with and into Burke & Herbert Bank & Trust Company, the wholly-owned Virginia charted commercial bank subsidiary of BHRB (“B&H Bank”), pursuant to a Subsidiary Bank Agreement and Plan of Merger, substantially in the form attached hereto as Exhibit 1.3(a) (the “Subsidiary Merger”). B&H Bank shall be the surviving bank in the Subsidiary Merger (sometimes referred to herein as the “Continuing Bank,” whenever reference is made to it as of the effective date and time of the Subsidiary Merger (the “Subsidiary Merger Effective Time”), or thereafter). As soon as practicable after the approval of this Agreement by the Boards of Directors of BHRB and SMMF, each of BHRB, B&H Bank, SMMF and SCB, respectively, shall take all actions necessary, including effecting the necessary shareholder and board of directors approvals, to approve and adopt a final Subsidiary Bank Agreement and Plan of Merger with respect to the Subsidiary Merger, and the consummation of the Subsidiary Merger shall be conditioned on the consummation of the Merger. Prior to the Subsidiary Merger Effective Time, such parties shall take all actions necessary to approve and adopt any and all other agreements and documents to effect the Subsidiary Merger.

(b)  BHRB, in consultation with SMMF, may at any time change the method or timing of effecting the combination of B&H Bank and SCB if and to the extent BHRB deems such changes necessary, appropriate or desirable for any reason in its discretion (including, without limitation, to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration (as defined herein), (ii) adversely affect the SMMF shareholders, (iii) adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) materially impede or delay consummation of the transactions contemplated by this Agreement or (v) result in the Subsidiary Merger occurring prior to the Merger; and provided, further, that BHRB shall provide SMMF with five (5) days’ prior written notice of such change and the reasons therefor.

1.4.  Corporate Governance and Related Matters.

(a)  [Reserved]

(b)  Prior to the Effective Time, BHRB shall take all actions necessary to adopt the amendments to the Bylaws of BHRB substantially in the form set forth in Exhibit 1.4(b), effective as of the Effective Time. On or prior to the Effective Time, the Board of Directors of BHRB shall cause the number of directors that will comprise the full Board of Directors of the Continuing Corporation at the Effective Time to be fixed at such number, not to exceed sixteen (16), consisting of (i) eight (8) current BHRB directors to be designated by BHRB (after consultation with SMMF) prior to the Effective Time, including the current Chair of BHRB (the “BHRB Continuing Directors”), and (ii) eight (8) current SMMF directors to be designated by SMMF (after consultation with BHRB) prior to the Effective Time (the “SMMF Continuing Directors”). No other directors of BHRB or SMMF shall be designated to serve on the Board of Directors of the Continuing Corporation at the Effective Time.

(c)  Prior to the Subsidiary Merger Effective Time, B&H Bank shall take all actions necessary to adopt the amendments to the Bylaws of B&H Bank substantially in the form set forth in Exhibit 1.4(c), effective as of the Subsidiary Merger Effective Time. On or prior to the Subsidiary Merger Effective Time, BHRB, as the sole shareholder of B&H Bank, and the B&H Bank Board of Directors shall cause the number of directors that will comprise the full Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time to be fixed at such number, not to exceed sixteen (16), consisting of at least eight (8) current BHRB directors to be designated by BHRB (after consultation with SMMF) prior to the Effective Time, and (i) at least eight (8) current SMMF directors to be designated by SMMF (after consultation with BHRB) prior to the Effective Time. No other directors of BHRB or SMMF shall be designated to serve on the Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time.

(d)  Subject to and in accordance with the respective Bylaws of the Continuing Corporation and the Continuing Bank, effective as of the Effective Time and the Subsidiary Merger Effective Time, respectfully, (i) David P. Boyle, the current Chair of the Board of Directors and President and Chief Executive Officer of BHRB, shall be appointed to serve as Chair of the Board of Directors and Chief Executive Officer of the Continuing Corporation, (ii) Oscar M. Bean, the current Chair of the Board of Directors of SMMF, shall be appointed to serve as a Vice Chair of the Board of Directors of the Continuing Corporation, (iii) H. Charles Maddy, III, the current President and Chief Executive Officer of SMMF, shall be appointed to serve as President of the Continuing Corporation and the Continuing Bank, (iv) Roy E. Halyama, the current Executive Vice President and Chief Financial Officer of BHRB and B&H Bank, shall be appointed to serve as Executive Vice President and Chief Financial Officer of the Continuing Corporation and the Continuing Bank, (v) Robert S. Tissue, the current Executive Vice President and Chief Financial Officer of SMMF and SCB, shall be appointed to serve as Executive Vice President of Financial Strategy of the Continuing Corporation and the Continuing Bank, and (vi) E. Hunt Burke shall be appointed to serve as Chair of the Board of Directors of the Continuing Bank. BHRB and B&H

Bank and their respective Board of Directors shall take such actions as are necessary prior to the Effective Time and the Subsidiary Merger Effective Time to cause such persons to be elected or appointed to such positions of the Continuing Corporation and the Continuing Bank as of the Effective Time and the Subsidiary Merger Effective Time, respectively.

(e)  Prior to the Effective Time and the Subsidiary Merger Effective Time, BHRB and B&H Bank shall take all actions necessary to cause and accept the resignations of all current directors of BHRB and B&H Bank other than the BHRB Continuing Directors immediately after the Merger and the Subsidiary Merger, respectively (such resignations, the “BHRB Director Resignations”).

(f)  Prior to the Effective Time and the Subsidiary Merger Effective Time, SMMF and SCB shall take all actions necessary to cause and accept the resignations of all current directors of SMMF and SCB other than the SMMF Continuing Directors immediately after the Merger and the Subsidiary Merger, respectively (such resignations, the “SMMF Director Resignations”).

(g)  At and after the Effective Time, the headquarters of the Continuing Corporation and the Continuing Bank shall be located in Alexandria, Virginia.

1.5.  Articles of Incorporation and Bylaws of BHRB; Articles of Incorporation and Bylaws of B&H Bank.

(a)  The Articles of Incorporation of BHRB as in effect immediately prior to the Effective Time, as such Articles of Incorporation are proposed to be amended as set forth in Section 1.4(a) hereof, will be the Articles of Incorporation of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of BHRB as in effect immediately prior to the Effective Time, as such Bylaws are proposed to be amended substantially as set forth in Exhibit 1.4(b) hereto, will be the Bylaws of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law.

(b)  The Articles of Incorporation of B&H Bank as in effect immediately prior to the Subsidiary Merger Effective Time will be the Articles of Incorporation of the Continuing Bank at and after the Subsidiary Merger Effective Time until thereafter amended in accordance with applicable law. The Bylaws of B&H Bank as in effect immediately prior to the Subsidiary Merger Effective Time, as such Bylaws are proposed to be amended substantially as set forth in Exhibit 1.4(c) hereto, will be the Bylaws of the Continuing Bank at and after the Subsidiary Merger Effective Time until thereafter amended in accordance with applicable law.

1.6.  Tax Consequences.

Each of the parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations (and any comparable provision of state law) for federal income tax purposes and applicable state income tax purposes. This Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes. BHRB and SMMF shall prepare and file with each of their respective Tax Returns (as defined herein) all information required by Treasury Regulation Section 1.368-3 and related provisions of the Treasury Regulations in a manner consistent with treating the transactions contemplated by this Agreement as a reorganization described in Section 368(a) of the Code and shall take no position (whether in audits, Tax Returns or otherwise) that is inconsistent with this treatment unless required to do so by applicable law. Each of the parties shall use its reasonable best efforts to cause their appropriate officers to execute and deliver to its respective counsel, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including as of the effective date of the Registration Statement (as defined herein) and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax (as defined herein) treatment of the Merger.

ARTICLE 2

MERGER CONSIDERATION; EXCHANGE PROCEDURES

2.1.  Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of BHRB or SMMF, or their respective shareholders:

(a)  Subject to Section 2.1(e), each share of BHRB Common Stock that is issued and outstanding immediately before the Effective Time, shall remain an issued and outstanding share of common stock of the Continuing Corporation and shall remain unchanged by the Merger.

(b)  Subject to Section 2.1(e), each share of common stock, par value $2.50 per share, of SMMF (“SMMF Common Stock”), that is issued and outstanding immediately before the Effective Time, shall be converted into and exchanged for the right to receive 0.5043 shares (the “Exchange Ratio”) of common stock, par value $0.50 per share, of the Continuing Corporation (the “Continuing Corporation Common Stock”), plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”).

(c)  All shares of SMMF Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d)  Each certificate previously representing shares of SMMF Common Stock (a “SMMF Common Certificate”) and the non-certificated shares of SMMF Common Stock (the “SMMF Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of SMMF Common Stock (i) the Merger Consideration upon the surrender of such SMMF Common Certificate or SMMF Book-Entry Shares in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(e)  Each share of SMMF Common Stock held by either party and each share of BHRB Common Stock held by SMMF or any Subsidiaries (as defined herein) of SMMF prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of BHRB Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.

(f)  Each share of 6.0% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series 2021 of SMMF (the “SMMF Series 2021 Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive a share of a newly created series of preferred stock of BHRB having rights, preferences, privileges and voting powers and limitations and restrictions thereof that are not materially less or more favorable to the holders of the SMMF Series 2021 Preferred Stock (taking into account that SMMF will not be the surviving entity in the Merger and any adjustment to the right of optional redemption by BHRB that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for such preferred stock) (all shares of such newly created series, collectively, the “New BHRB Series Preferred Stock”) and, upon such conversion, the SMMF Series 2021 Preferred Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time and no consideration shall be issued in exchange therefor.

2.2.  Exchange Procedures.

(a)  On or before the Closing Date, BHRB shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by BHRB and reasonably acceptable to SMMF (in such capacity, the “Exchange Agent”), for the benefit of the holders of the SMMF Common Certificates, SMMF Book-Entry Shares, and certificates for SMMF Series 2021 Preferred Stock, at the election of BHRB, either certificates representing the shares of Continuing Corporation Common Stock or non-certificated shares of Continuing Corporation Common Stock (or a combination) and shares of New BHRB Series Preferred Stock issuable pursuant to this ARTICLE 2, together with an amount of cash sufficient to pay any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for SMMF Common Certificates, SMMF Book-Entry Shares and certificates for SMMF Series 2021 Preferred Stock.

(b)  As promptly as practicable after the Effective Time, the Continuing Corporation shall cause the Exchange Agent to send to each former shareholder of record of SMMF Common Stock and SMMF Series 2021 Preferred Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s SMMF Common Certificates or SMMF Book-Entry Shares for the Merger Consideration, or certificates for SMMF Series 2021 Preferred Stock for the New BHRB Series Preferred Stock, as applicable.

(c)  The Continuing Corporation shall cause the Merger Consideration or certificates for the New BHRB Series Preferred Stock into which shares of SMMF Common Stock or SMMF Series 2021 Preferred Stock, as applicable, are converted at the Effective Time, and dividends or distributions that a SMMF shareholder shall be entitled to receive, to be issued and paid to such SMMF shareholder upon proper surrender to the Exchange Agent of SMMF Common Certificates and SMMF Book-Entry Shares representing such shares of SMMF Common Stock, or certificates for SMMF Series 2021 Preferred Stock, as applicable, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any cash to be paid pursuant to Section 2.4 or Section 2.6.

(d)  Any SMMF shareholder whose SMMF Common Certificates, SMMF Book-Entry Shares, or certificates for SMMF Series 2021 Preferred Stock have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, the New BHRB Series Preferred Stock, dividends or distributions upon compliance with reasonable conditions imposed by the Continuing Corporation pursuant to applicable law and as required in accordance with the Continuing Corporation’s and the Exchange Agent’s respective standard policies (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e)  Any portion of the Exchange Fund that remains unclaimed by the shareholders of SMMF for twelve (12) months after the Effective Time shall be returned to the Continuing Corporation (together with any earnings in respect thereof) for the benefit of such shareholders. Any shareholders of SMMF who have not complied with this ARTICLE 2 shall thereafter be entitled to look only to the Continuing Corporation for payment of the consideration deliverable in respect of each share of SMMF Common Stock such shareholder holds as determined pursuant to this Agreement, without any interest thereon.

(f)  None of the Exchange Agent, either of the parties hereto, any Subsidiaries of BHRB or SMMF, respectively, or the Continuing Corporation shall be liable to any shareholder of SMMF for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3.  SMMF Equity-Based Awards.

(a)  At the Effective Time, each stock appreciation right under a stock appreciation agreement under an equity or equity-based compensation plan of SMMF in effect immediately prior to the Effective Time and that may be settled in SMMF Common Stock, whether vested or unvested or exercised but unsettled (a “SMMF SAR”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a stock appreciation right (each, a “Replacement SAR”) in respect of shares of Continuing Corporation Common Stock on the same terms and conditions as were applicable under such SMMF SAR, provided that the number of shares of Continuing Corporation Common Stock underlying such Replacement SAR shall equal the product of (i) the number of shares of SMMF Common Stock underlying such SMMF SAR, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Continuing Corporation Common Stock for purposes of each Replacement SAR shall equal (y) the base price of SMMF Common Stock subject to such SMMF SAR divided by (z) the Exchange Ratio, rounded up to the nearest whole cent. Notwithstanding the foregoing, each SMMF SAR shall be treated in a manner that maintains that stock appreciation right’s exemption from Section 409A of the Code.

(b)  At the Effective Time, each restricted stock unit award granted under a SMMF Stock Plan that is outstanding and unsettled (a “SMMF RSU Award”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit (each, a “Replacement RSU”) in respect of shares of Continuing Corporation Common Stock on the same terms and conditions as were applicable under such SMMF RSU Award, provided that the number of shares of Continuing Corporation Common Stock underlying such Replacement RSU shall equal the product of (i) the number of shares of SMMF Common Stock underlying such SMMF RSU, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares.

(c)  At or prior to the Effective Time, the Board of Directors of SMMF or a committee thereof, as applicable, shall adopt any resolutions (in a form subject to the reasonable prior approval of BHRB) and take any actions (after consultation with BHRB) which are reasonably necessary to effectuate the provisions of this Section 2.3, including, but not limited to, delivering written notice (in a form subject to the reasonable prior approval of BHRB) to each holder of a SMMF SAR or SMMF RSU Award of the treatment of such award pursuant to this Section 2.3.

(d)  BHRB, prior to the Effective Time, and the Continuing Corporation, as soon as practicable following the Effective Time, shall take all corporate actions that are necessary for the assumption of the Replacement SARs and Replacement RSUs, including the reservation, issuance and listing of Continuing Corporation Common Stock as necessary to effect the transactions contemplated by this Section 2.3 and the provision of any notice or amended award agreement to each holder of a Replacement SAR or Replacement RSU. As soon as practicable following the Effective Time, the Continuing Corporation shall file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Continuing Corporation Common Stock underlying such Replacement SARs and Replacement RSUs, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed Replacement SARs and Replacement RSUs remain outstanding.

2.4.  No Fractional Shares.

Each holder of shares of SMMF Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of the Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of the Continuing Corporation Common Stock multiplied by the average of the closing sale prices of BHRB Common Stock as reported on The Nasdaq Stock Market, LLC (“Nasdaq”) market for the ten (10) full trading days ending on the trading day immediately preceding (but not including) the Effective Time.

2.5.  Anti-Dilution.

In the event BHRB changes (or establishes a record date for changing) the number of shares of BHRB Common Stock issued and outstanding before the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, reorganization or other similar change in capitalization, or there is an extraordinary dividend or distribution, appropriate and proportional adjustments will be made to the Exchange Ratio to give holders of SMMF Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing contained in this Section will be construed to permit BHRB to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

2.6.  Dividends.

No dividend or other distribution payable to the holders of record of the Continuing Corporation Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any SMMF Common Certificate, SMMF Book-Entry Shares, or SMMF Series 2021 Preferred Stock until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the SMMF Common Certificate, SMMF Book-Entry Share SMMF Series 2021 Preferred Stock share or certificate is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).

2.7.  Withholding Rights.

Each of the Continuing Corporation and the Exchange Agent will be entitled, but not obligated, to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any person, such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined herein) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8.  No Appraisal Rights.

In accordance with Section 31D-13-1302 of the WVBCA, no appraisal rights shall be available to the holders of SMMF Common Stock or SMMF Series 2021 Preferred Shares in connection with the Merger or the other transactions contemplated by this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1.  Disclosure Letters.

(a)  Prior to the execution and delivery of this Agreement, each party has delivered to the other party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3, or to one or more of its covenants or agreements contained in ARTICLE 4 or ARTICLE 5; provided, that (i) no such item is required to be set forth in a party’s Disclosure Letter as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined herein) with respect to such party.

(b)  Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify (i) any subsections of Section 3.3 specifically referenced or cross-referenced and (ii) other subsections of Section 3.3 to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure (A) applies to such other subsections and (B) contains sufficient detail to enable a reasonable person to recognize the relevance of such disclosure to such other subsections.

3.2.  Standard.

(a)  No representation or warranty of BHRB or SMMF contained in Section 3.3 (other than the representations and warranties contained in (i) Section 3.3(d), Section 3.3(e), Section 3.3(h)(ii) and Section 3.3(z)(i), which shall be true and correct in all respects (other than, in the case of Section 3.3(d) and Section 3.3(e) only, such failures to be true and correct as are de minimis) and (ii) Section 3.3(c)(i), which shall be true and correct in all material respects) will be deemed untrue or incorrect, including for purposes of Section 6.2 and Section 6.3(a), and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3, has had or is reasonably likely to have a Material Adverse Effect on such party (it being understood that in applying the standard set forth in this Section 3.2(a), all materiality and “Material Adverse Effect” qualifications and exceptions contained in the individual representations and warranties shall be disregarded).

(b)  The term “Material Adverse Effect,” as used with respect to a party, means any event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence, (i) is materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that in the case of clause (i), a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in laws, rules or regulations generally affecting banking and bank holding company businesses and the interpretation of such laws, rules and regulations by any Governmental Authority, (B) changes after the date of this Agreement in generally accepted accounting principles or regulatory accounting requirements generally affecting banking and bank holding company businesses, (C) changes or events after the date of this Agreement generally affecting banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to BHRB, SMMF, or their respective Subsidiaries, (D) any actions expressly permitted or required by this Agreement or that are taken with the written consent of the other party, (E) the existence or public disclosure of this Agreement or the transactions contemplated hereby, including its effects on customers, vendors, suppliers and other third parties doing business with such party or its Subsidiaries, (F) changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of this Agreement, or (G) a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by clauses (A) through (F); except, with respect to clauses (A), (B), (C) or (F), to the extent that the impact of such change is materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations such party hereto and its Subsidiaries, taken as a whole, as compared to other comparable companies in the commercial banking industry.

(c)  As used in this Agreement, the term “Knowledge” with respect to BHRB, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of BHRB’s Disclosure Letter and, with respect to SMMF, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of SMMF’s Disclosure Letter.

3.3.  Representations and Warranties.

Subject to and giving effect to Section 3.1 and Section 3.2 and except as set forth in the relevant Disclosure Letters or in, or incorporated by reference in, any of such party’s SEC Reports (as defined herein) filed on or after January 1, 2022 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), BHRB represents and warrants to SMMF, to the extent each such representation or warranty is applicable to BHRB or any of its Subsidiaries, and SMMF represents and warrants to BHRB, to the extent each such representation or warranty is applicable to SMMF or any of its Subsidiaries, except where expressly stated otherwise, as follows:

(a)  Organization, Standing and Power. BHRB is a Virginia corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. SMMF is a West Virginia corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia. BHRB is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). SMMF is duly registered as a financial holding company under the BHCA. Each of BHRB and SMMF:

(i)  has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its respective assets, properties and business; and

(ii)  is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it.

Neither it nor any of its Subsidiaries is in violation of any provision of its Articles of Incorporation, Bylaws or other similar or comparable governing instruments (the “Organizational Documents”), as applicable.

True and complete copies of its Organizational Documents, and the Organizational Documents of its Subsidiaries, in each case as amended to the date hereof, and as in full force and effect as of the date hereof, have been provided by it to the other for review.

(b)  Subsidiaries. Each of its Subsidiaries (i) is a duly organized bank, corporation, limited liability company, partnership or statutory trust, validly existing and in good standing under applicable laws of the jurisdiction in which it is incorporated or organized, (ii) has full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect. The outstanding shares of capital stock or equity interests of each of its Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares or equity interests are directly or indirectly owned by it free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock or equity interests of any of its Subsidiaries and there are no agreements, understandings or commitments relating to the right to vote or to dispose of the capital stock or equity interests of any of its Subsidiaries. There are no restrictions on the ability of any of its Subsidiaries to pay dividends or distributions except as set forth in Section 13.1-653 of the VSCA (with respect to BHRB) or Section §31D-6-640 of the WVBCA (with respect to SMMF) and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposits of each of its Subsidiaries that is a commercial bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”) to the maximum extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no Proceedings (as defined herein) for the termination of such insurance are pending or threatened. A true and complete list of its direct and indirect Subsidiaries as of the date hereof is set forth in Section 3.3(b) of its Disclosure Letter that shows each Subsidiary’s jurisdiction of incorporation, each jurisdiction in which each Subsidiary is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of each Subsidiary. Section 3.3(b) of its Disclosure Letter also lists any corporation, bank or other business organization of which it or any Subsidiary owns, directly or indirectly, five percent (5%) or more of the outstanding capital stock or other equity interests, and shows for each such entity its jurisdiction of incorporation, each jurisdiction in which such entity is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of such entity. As used herein, the term “Subsidiary” when used with respect to any party means any corporation, bank or other business organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

(c)  Authority; No Breach of the Agreement.

(i)  It has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and, subject to obtaining the BHRB Shareholder

Approval (as defined herein) and the SMMF Shareholder Approval (as defined herein), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by it, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its board of directors), subject only to the receipt of (A) in the case of BHRB, approval of this Agreement and the Plan of Merger, by holders of a majority of the outstanding shares of BHRB Common Stock (together, the “BHRB Shareholder Approval”), and (B) in the case of SMMF, approval of this Agreement and the Plan of Merger by the holders of a majority of the outstanding shares of SMMF Common Stock (the “SMMF Shareholder Approval”).

(ii)  This Agreement has been duly executed and delivered by it and assuming due authorization, execution and delivery of this Agreement by the other party, this Agreement is a valid and legally binding obligation, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity. BHRB represents and warrants that, subject to the receipt of the BHRB Shareholder Approval, the Continuing Corporation Common Stock to be issued in the Merger, when issued, will be validly issued, fully paid and nonassessable.

(iii)  Neither the execution and delivery of this Agreement by it, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof will: (A) conflict with, violate or result in a breach or default of any provision of its Organizational Documents or any resolutions of its Board of Directors; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of it or any of its Subsidiaries pursuant to (1) any note, bond, mortgage or indenture, or (2) any material license, agreement or other instrument or obligation, to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its Subsidiaries.

(iv)  Except for (A) the filing of applications, filings and notices, as applicable, with Nasdaq and the approval of the listing of the Continuing Corporation Common Stock issued pursuant to the Merger on Nasdaq, (B) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHCA, and approval of such applications, filings and notices, (C) the filing of applications, filings and notices, as applicable, with the FDIC, the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “VABFI”) and the West Virginia Division of Financial Institutions (the “WVDFI”) in connection with the Merger and the Subsidiary Merger, and approval of such applications, filings and notices, (D) the filing with the SEC of a joint proxy statement in definitive form (including any amendments or supplements thereto, and other proxy solicitation materials of BHRB and SMMF constituting a part thereof, the “Joint Proxy Statement”) relating to the BHRB Shareholders Meeting (as defined herein) and the SMMF Shareholders Meeting (as defined herein), and of the registration statement on Form S-4, in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by BHRB in connection with the transactions contemplated by this Agreement (including any pre-effective or post-effective amendments or supplements thereto, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and declaration of effectiveness of the Registration Statement under the Securities Act and such other filings and reports as required pursuant to the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (E) the filing of the Articles of Merger with the Virginia State Corporation Commission and the Office of Secretary of State of the State of West Virginia, and the issuance of a certificate of merger by the Virginia State Corporation Commission pursuant to the VSCA and the issuance of a certificate of merger by the Office of the Secretary of State of the State of West Virginia pursuant to the WVBCA, and (F) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of the Continuing Corporation Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation of the transactions contemplated hereby, including the Merger. As of the date hereof, it is not aware of any reason why the necessary Regulatory Approvals (as defined herein) and consents will not be received in order to permit consummation of the transactions contemplated hereby, including the Merger.

(d)  BHRB Capital Stock. BHRB represents and warrants that:

(i)  As of August 24, 2023, the authorized capital stock of BHRB consists of: (1) 20,000,000 shares of common stock, par value $0.50 per share, of which 7,428,710 shares are issued and outstanding, and (2) 2,000,000 shares of serial preferred stock, par value $1.00 per share, of which no shares are issued and outstanding;

(ii)  All outstanding shares of capital stock of BHRB have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii)  As of August 24, 2023, 142,585 shares of BHRB Common Stock are reserved for issuance with respect to outstanding awards under an equity or equity-based compensation plan of BHRB (each, a “BHRB Stock Plan”), including upon the vesting of 35,685 outstanding restricted stock units and 106,900 outstanding performance stock units;

(iv)  As of the date of this Agreement, no shares of capital stock of BHRB are reserved for issuance, and there are no outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which BHRB is or may become obligated to make a cash payment or to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by each BHRB Stock Plan or as set forth in Section 3.3(d)(iv) of its Disclosure Letter; and

(v)  No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shares of BHRB’s capital stock may vote are issued or outstanding. There are no contracts pursuant to which BHRB or any of its Subsidiaries is or could be required to register shares of BHRB’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, equity rights or other securities of BHRB or any of its Subsidiaries, except as set forth in Section 3.3(d)(v) of its Disclosure Letter.

(e)  SMMF Capital Stock. SMMF represents and warrants that:

(i)  As of August 24, 2023, the authorized capital stock of SMMF consists of: (1) 20,000,000 shares of common stock, par value $2.50 per share, of which 14,672,147 shares are issued and outstanding, and (2) 250,000 shares of preferred stock, par value $1.00 per share, of which 1,500 shares are issued and outstanding;

(ii)  All outstanding shares of capital stock of SMMF have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii)  As of August 24, 2023, 800,000 shares of SMMF Common Stock are reserved for issuance with respect to outstanding awards under an equity or equity-based compensation plan of SMMF (each, a “SMMF Stock Plan”), including upon the exercise of the 597,473.20 outstanding stock appreciation rights and upon the vesting of 17,223.30 unsettled restricted stock unit awards;

(iv)  As of the date of this Agreement, no shares of capital stock of SMMF are reserved for issuance except as contemplated by each SMMF Stock Plan, and there are no outstanding or authorized Rights with respect to any shares of its capital stock, except as set forth above in Section 3.3(e)(iii); and

(v)  No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shares of SMMF’s capital stock may vote are issued or outstanding. There are no contracts pursuant to which SMMF or any of its Subsidiaries is or could be required to register shares of SMMF’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, equity rights or other securities of SMMF or any of its Subsidiaries.

(f)  SEC Filings; Financial Statements.

(i)  It has filed or furnished all reports, registration statements, proxy statements, offering circulars, schedules and other documents required to be filed or furnished by it, together with any amendments required to be made with respect thereto (collectively, the “SEC Reports”), with the SEC since December 31, 2019 under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002. Its SEC Reports, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (B) at the time they were filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii)  Each of its financial statements contained in or incorporated by reference into any SEC Reports, including the related notes, where applicable (the “Financial Statements”), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act with respect thereto, fairly presented in all material respects the consolidated financial position of it and its Subsidiaries as of the respective dates and the consolidated results of its operations and cash flows for the periods indicated, in each case in accordance with generally accepted accounting principles in the United States of America (“GAAP”) consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements. Since December 31, 2019, no independent public accounting firm of either BHRB or SMMF has resigned (or informed either BHRB or SMMF that it intends to resign) or been dismissed as independent public accountants of either BHRB or SMMF as a result of, or in connection with, any disagreements on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iii)  It and each of its Subsidiaries has devised and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary (1) to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as such party or other criteria applicable to such financial statements and (2) to maintain proper accountability for items therein; (C) access to its and its Subsidiaries’ properties and assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(iv)  Its “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information required to be disclosed by it in its SEC Reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of its chief executive officer and chief financial officer required under the Exchange Act with respect to such reports. It has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors and in Section 3.3(f)(iv) of its Disclosure Letter (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect its ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. These disclosures, if any, were made in writing by management to its auditors and the audit committee of its Board of Directors and a copy has previously been made available to the other party. As used herein, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as of the date hereof.

(v)  Since January 1, 2021, (A) neither it nor any of its Subsidiaries, nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of it or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that it or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no employee of or attorney representing it or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities or banking laws, breach of fiduciary duty or similar violation by it or any of its Subsidiaries or any of their respective officers, directors, employees or agents to its Board of Directors or any committee thereof or the Board of Directors or similar governing body of any of its Subsidiaries or any committee thereof, or to its Knowledge, to any director or officer of it or any of its Subsidiaries.

(vi)  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC staff with respect to its SEC Reports.

(g)  Bank Reports. It and each of its Subsidiaries have filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (the “Bank Reports”), that they were required to file since December 31, 2019 with the Federal Reserve Board, the FDIC, the VABFI, the WVDFI, and any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over it or any of its Subsidiaries (collectively, the “Regulatory Agencies”), including any Bank Report required to be filed pursuant to the laws of the United States or any state or the rules or regulations of any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Bank Report or to pay such fees and assessments, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it. Any such Bank Report regarding it or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Copies of all Bank Reports filed since December 31, 2019 by each party have been provided to the other party (except to the extent that such Bank Reports are publicly available). Except for normal examinations conducted by a Regulatory Agency in the ordinary course of its and its Subsidiaries business, there is no pending Proceeding before, or, to its Knowledge, examination or investigation by, any Regulatory Agency into the business or operations of it or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any Bank Report or relating to any examination or inspection of it or any of its Subsidiaries, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of it or any of its Subsidiaries since December 31, 2019, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it.

(h)  Absence of Certain Changes or Events. Since December 31, 2021, except as disclosed in its SEC Reports, Bank Reports or Financial Statements or as set forth in Section 3.3(h) of its Disclosure Letter, (i) it and each of its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, and (ii) there have been no events, changes, developments or occurrences which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on it.

(i)  Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in its SEC Reports, Bank Reports or Financial Statements, (ii) liabilities incurred since June 30, 2023 in the ordinary course of business consistent with past practice, (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iv) liabilities incurred in connection with the transactions contemplated by the Agreement, and (v) as set forth in Section 3.3(i) of its Disclosure Letter, neither it nor any of its Subsidiaries has, and since June 30, 2023 has not incurred (except as permitted by ARTICLE 4 of this Agreement or in the ordinary course of business consistent with past practice), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the SEC Reports, Bank Reports or Financial Statements of it or any of its Subsidiaries).

(j)  Material Contracts; Defaults. Except as set forth in Section 3.3(j) of its Disclosure Letter (which may incorporate the contracts and instruments reflected as exhibits on the exhibit list included in its latest annual report on Form 10-K or, in the case of BHRB, on its latest registration statement on Form 10, filed prior to the date of this Agreement), as of the date hereof, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral):

(i)  that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K that has not been filed as an exhibit to or incorporated by reference in its SEC Reports filed prior to the date of this Agreement;

(ii)  that, for the benefit of a party other than it or any of its Subsidiaries, prohibits or restricts the conduct of business by it or any of its Subsidiaries or any of its personnel in any geographic area or its or their ability to compete in any line of business;

(iii)  with respect to employment of an officer or director or engagement of a consultant, including any employment, severance, termination, consulting or retirement agreement;

(iv)  that would be terminable other than by it or any of its Subsidiaries or under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of this Agreement or the transactions contemplated herein (either alone or upon the occurrence of any additional acts or events);

(v)  that would require any consent or approval of a counterparty as a result of the consummation of this Agreement or the transactions contemplated herein and involves payments in excess of $250,000 per year;

(vi)  pursuant to which it or one of its Subsidiaries leases real property to or from any other person;

(vii)  for the use or purchase of materials, supplies, goods, services, equipment or other assets that involves payments in excess of $250,000 per year;

(viii)  involves Intellectual Property (as defined herein), other than contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses, that is material to its business or the business of any of its Subsidiaries;

(ix)  relating to the borrowing of money by it or any of its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation (other than deposit liabilities, advances and loans from the Federal Home Loan Bank of Atlanta or Federal Home Loan Bank of Pittsburgh, or contracts pertaining to fully-secured repurchase agreement payables or trade payables, in each case entered into in the ordinary course of the party’s business);

(x)  relating to the provision of data processing, network communication or other technical services that is material to its business or the business of any of its Subsidiaries and involves payments in excess of $250,000 per year; or

(xi)  that is material to the financial condition, results of operations or business of it or any of its Subsidiaries and not otherwise described in clauses (i) through (x) above (any such being referred to as a “Material Contract”).

With respect to each Material Contract: (A) the contract is in full force and effect, (B) neither it nor any of its Subsidiaries is in default thereunder, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, (C) neither it nor any of its Subsidiaries has repudiated or waived any material provision of any such contract from January 1, 2022 to the date hereof, (D) no other party to any such contract is, to its Knowledge, in default in any material respect, and (E) neither BHRB nor SMMF (nor any of their respective Subsidiaries) has received or delivered any notice of cancellation or termination of any Material Contract.

(k)  Legal Proceedings; Compliance with Laws.

(i)  Except as set forth in Section 3.3(k) of its Disclosure Letter, there are no actions, lawsuits, arbitrations or administrative or judicial proceedings (“Proceedings”) (or, to its Knowledge, any basis therefor) instituted or pending or, to its Knowledge, threatened in writing against it or any of its Subsidiaries or against any of its or its Subsidiaries’ properties, assets, interests or rights, or against any of its or its Subsidiaries’, or to its Knowledge, any of its officers, directors or employees in their capacities as such. Neither it nor any of its Subsidiaries is a party to or subject to any cease-and-desist or other agreement, order, memorandum of understanding, enforcement action, supervisory or commitment letter or similar undertaking by or with any Governmental Authority that, in each of any such cases, restricts its operations or the operations of any of its Subsidiaries or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, and neither it nor any of its Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing, ordering, or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. Except for examinations of it and any of its Subsidiaries conducted by a Governmental Authority in the ordinary course of business, no Governmental Authority has ordered it or any of its Subsidiaries to pay any civil penalty or initiated or has pending any Proceeding or, to the Knowledge of it or any of its Subsidiaries, investigation into the business or operations of it or any of its Subsidiaries since December 31, 2019. There is no claim, action, suit, Proceeding, investigation or notice of violation (whether civil, criminal or administrative) pending or, to the Knowledge of it, or any of its Subsidiaries, threatened against any officer or director of it, or any of its Subsidiaries, in connection with the performance of his or her duties as an officer or director of it or any of its Subsidiaries.

(ii)  Except as set forth in Section 3.3(k) of its Disclosure Letter, it and each of its Subsidiaries have complied in all material respects with, and have not been in material default or violation under, all laws, statutes, ordinances, requirements, regulations, rules or orders of any Governmental Authority applicable to it and each of its Subsidiaries, including (to the extent applicable to it or any of its Subsidiaries), all laws related to data protection or privacy, the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act (“CRA”), the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Economic Growth, Regulatory Relief and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, the Truth-in-Lending Act and Regulation Z, the Home Mortgage Disclosure Act, and any other laws relating to bank secrecy, discriminatory or abusive or deceptive lending or any other product or service, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither it nor any of its Subsidiaries have been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition or approval of any Governmental Authority which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on it or each of its Subsidiaries. It and each of its Subsidiaries hold, and have at all times since December 31, 2019, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it, and to its Knowledge no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. As of the date hereof, to its Knowledge, there are no facts or circumstances that would materially impede or delay receipt of any Regulatory Approvals or that would likely result in the Regulatory Approvals not being obtained. As used herein, the term “Governmental Authority” shall mean any court, administrative agency or commission or other governmental authority, agency or instrumentality, domestic or foreign, or any industry self-regulatory authority, and includes Regulatory Agencies. This Section 3.3(k)(ii) does not apply to claims arising under Benefit Plans, which are addressed solely in Section 3.3(o)(viii) herein.

(iii)  Neither it nor any of its Subsidiaries has any Knowledge of, nor has it or any of its Subsidiaries been advised of, or has any reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries: (A) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations, the USA PATRIOT Act, and the regulations promulgated thereunder, the Anti-Money Laundering Act of 2020, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (B) to be deemed not to be in satisfactory compliance in all material respects with the applicable requirements contained in any federal and state privacy or data security laws and regulations.

(l)  Tax Matters.

(i)  It and each of its Subsidiaries have timely filed all income Tax Returns and all other material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all material respects. All income Taxes and other material Taxes due and payable by it or any of its Subsidiaries have been fully and timely paid, other than those that are being contested in good faith, as set forth in Section 3.3(l)(i) of its Disclosure Letter and that are reflected as a liability in its SEC Reports, Bank Reports or Financial Statements. No claim has been made by any Governmental Authority in any jurisdiction where it or any of its Subsidiaries does not file Tax Returns that it or its Subsidiaries is, or may be, subject to Tax by that jurisdiction that has not been finally settled or otherwise resolved. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect. Except as set forth in such section of its Disclosure Letter, no Tax Return filed by it or any of its Subsidiaries is under examination by any Governmental Authority or is the subject of any Proceeding, and no written notice of assessment, proposed assessment or unpaid Tax deficiency has been received by or asserted against it or any of its Subsidiaries by any Governmental Authority. As used herein, the term “Tax” or “Taxes”” shall mean all federal, state, local and foreign income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, gains, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, escheat and unclaimed property, occupation, and property taxes, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority. As used herein, the term “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(ii)  It and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. It and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable law.

(iii)  There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of its assets or any of its Subsidiaries’ assets. Neither it nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (a) such an agreement or arrangement exclusively between or among it and its Subsidiaries and (b) customary commercial agreements entered into in the ordinary course of business and not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions)). Neither it nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which it was the common parent) or (ii) any liability for the Taxes of any person (other than it or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise. Neither it nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(iv)  Neither it nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4. It and each of its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. It is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither it nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation.

(v)  Neither it nor any of its Subsidiaries has (i) utilized the employee retention credit relief provided under Sections 2301 of the CARES Act, (ii) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of CARES Act, or (iii) obtained a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(vi)  Neither it nor any of its Subsidiaries has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(m)  Property.

(i)  Except as set forth in Section 3.3(m)(i) of its Disclosure Letter or reserved against as disclosed in its SEC Reports, Bank Reports or Financial Statements, it and each of its Subsidiaries have good and marketable title in fee simple absolute, free and clear of all material liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, reflected in the balance sheet included in its SEC Reports, Bank Reports or Financial Statements as of December 31, 2022 or acquired after such date (except to the extent that such properties and assets have been disposed of for fair value in the ordinary course of business since December 31, 2022). All buildings, and all fixtures, equipment, and other property and assets that are material to its or any of its Subsidiaries business, held under leases, licenses or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and each such instrument is in full force and effect. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all of the buildings, structures and appurtenances owned, leased, licensed, subleased or occupied by it and each of its Subsidiaries are in good operating condition and in a state of good maintenance and repair, reasonable wear and tear excepted, and comply with applicable zoning and other municipal laws and regulations. Except as set forth on Section 3.3(m)(i) of its Disclosure Letter, neither BHRB nor SMMF (or any of their respective Subsidiaries) has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any owned real property or leased real property. There are no pending or, to the Knowledge of BHRB or SMMF, threatened condemnation proceedings against the real property owned or leased by BHRB or SMMF (or any of their respective Subsidiaries).

(ii)  In the case of SMMF, Section 3.3(m)(ii) of its Disclosure Letter provides a summary spreadsheet that identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by SMMF and each of its Subsidiaries or in which SMMF or any of its Subsidiaries has any ownership or leasehold interest. SMMF has made available to BHRB true and complete copies of all lease, license and sublease agreements, including, without limitation, every amendment thereto, for each parcel of real estate or interest therein to which SMMF or any of its Subsidiaries is a party.

(n)  Labor and Employment Matters.

(i)  Each party has provided the other a true and complete list, in each case for 2022 and for 2023 through June 30, 2023, of (i) all employees of it and its Subsidiaries, including for each such employee: name, unique employee identification number, hire date, work location, current annual salary and any incentive compensation and (ii) all independent contractors or consultants used by it or its Subsidiaries, including for each such person: name, contact information, description of the services performed, consulting fee and consulting term.

(ii)  Neither it nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a pending or, to its Knowledge, threatened Proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its Knowledge, threatened, nor is it, to its Knowledge, subject to any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(iii)  It and its Subsidiaries have complied in all material respects with all applicable state and federal equal employment opportunity laws and regulations and other laws and regulations related to employment, including those related to wages, hours, working classification, and collective bargaining, and, except as otherwise set forth in Section 3.3(n)(iii) of its Disclosure Letter, there are no Proceedings of any nature pending or, to its Knowledge, threatened against it or its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with employment with it or its Subsidiaries. To its Knowledge, there are no unfair labor practice complaints pending against it or any of its Subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority. It and its Subsidiaries have properly classified individuals providing services to it or them as employees or independent contractors, as the case may be, and have properly withheld and reported related income and employment taxes in accordance with such classification.

(iv)  With respect to SMMF, except as set forth in Section 3.3(n)(iv) of its Disclosure Letter, employment of each employee and the engagement of each independent contractor by it or any of its Subsidiaries is terminable at will by it or its Subsidiaries without (A) any penalty, liability or severance obligation and (B) prior consent by any Governmental Authority. It has paid, or has properly accrued no later than the Closing Date, all accrued salaries, wages, bonuses, commissions, overtime and incentives due to be paid or properly accrued on or before the Closing Date.

(v)  To its Knowledge and to the extent it is permitted by law to ascertain, all of its employees are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration laws and the laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. SMMF has completed a Form I-9 (Employment Eligibility Verification) for each employee for which one is required by applicable law and each such Form I-9 has since been updated as required by applicable law and is correct and complete in all material respects as of the date hereof.

(o)  Employee Benefit Plans.

(i)  Section 3.3(o)(i) of its Disclosure Letter sets forth a complete and accurate list of all of its and its Subsidiaries’ benefit plans and compensatory programs, including without limitation: (A) all retirement, savings, pension, stock bonus, profit sharing and any other similar plans, programs or similar arrangements; (B) all health, life, severance, insurance, disability and other employee welfare or fringe benefit plans, programs, contracts or similar arrangements; (C) all employment agreements, change in control agreements, severance agreements or similar agreements; (D) all vacation or paid-time off plans or other similar plans or policies; (E) all bonus, stock option, stock purchase, restricted stock, restricted stock unit, equity or equity based compensation, incentive, deferred compensation, supplemental retirement, excess benefit, change in control and other employee and director benefit plans, programs or arrangements; and (F) all other compensation plans, programs or arrangements, in each case of (A) through (F) for the benefit of or relating to its current and former employees (including any current or former leased employees), directors and contractors, or any spouse, dependent or beneficiary thereof, whether or not written or unwritten for which it or any of its Subsidiaries or former Subsidiaries or any trade or business of it or any of such Subsidiaries, whether or not incorporated, all of which together with it are or were deemed a “single employer” within the meaning of Code Section 414 or Section 4001(b) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended (“ERISA Affiliate”) sponsors, has any liability (individually, a “Benefit Plan” and collectively, the “Benefit Plans”).

(ii)  It and its Subsidiaries have, with respect to each Benefit Plan, previously made available to the other party true and complete copies of the following documents, to the extent applicable: (A) all current Benefit Plan agreements and plan documents (including any amendments or modifications thereto) and related trust agreements, annuity contracts, or any other funding arrangement and any amendments thereto, (and in the case of an unwritten Benefit Plan, a written description thereof); (B) all current summary plan descriptions (including any summaries of material modifications thereto); (C) the Form 5500, if any is required, filed in each of the most recent three (3) plan years (including all schedules thereto and the opinions of independent accountants, if required); (D) the most recent actuarial valuation, if applicable; (E) the most recent accounting of plan assets; (F) the most recent annual premium payment forms, if any, filed with the Pension Benefit Guaranty Corporation; (G) all information regarding determination of full-time status of employees for purposes of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”), if applicable, including any look-back measurement periods thereunder; (H) if the Benefit Plan is or was intended to qualify under Section 401(a) of the Code, the most recent determination letter or opinion letter, as applicable, received from or issued by the Internal Revenue Service; (I) copies of the most recent nondiscrimination tests, if applicable, for all Benefit Plans; (J) copies of all material correspondence with any governmental agency within the last six (6) years, including but not limited to any investigation materials, any “Top Hat” filings, and any filings under amnesty, voluntary compliance, or similar programs; (K) a written summary of any unwritten Benefit Plans that provide or provided for material compensation or benefits; and (L) fiduciary insurance policies and fidelity bonds relating to any Benefit Plan.

(iii)  Except as set forth in Section 3.3(o)(iii) of its Disclosure Letter, neither it nor any of its Subsidiaries, nor any of its ERISA Affiliates has at any time during the last six (6) years been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3) or Section 414(f) of the Code) or a plan subject to Section 412 of the Code; (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (D) a “multiple employer welfare association” as defined in Section 3(40) of ERISA.

(iv)  Except as set forth in Section 3.3(o)(iv) of its Disclosure Letter, all Benefit Plans and any related trusts are in compliance in all material respects with applicable laws and regulations, and each Benefit Plan has been maintained, operated and administered in accordance with its terms, and in material compliance with the provisions of ERISA, the Code and other applicable laws and regulations.

(v)  Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is in fact so qualified. The Internal Revenue Service has determined that the form of each such plan satisfies the requirements of Section 401(a) of the Code, as reflected in a current favorable determination letter, or is maintained under a prototype or volume submitter plan and is entitled to rely upon a favorable opinion or advisory letter, as applicable issued by the Internal Revenue Service, or a filing for the same has been made with the Internal Revenue Service within the applicable remedial amendment period seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures). To its Knowledge, nothing has occurred since the date of any such determination that is reasonably likely to affect adversely the plan sponsor’s reliance on such determination, opinion or advisory letter. Except as set forth in Section 3.3(o)(v) of its Disclosure Letter, there have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, with respect to any tax-qualified plan during the preceding six (6) years without payment of all obligations and liabilities attributable to such tax-qualified plans.

(vi)  All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments for the current plan year or any plan year ending on or before the Closing Date that are due on or before the Closing Date, under all Benefit Plans will have been made or properly accrued on or before the Closing Date. All required contributions to any Benefit Plan have been contributed, and all PBGC premiums payable with respect to any Benefit Plan have been paid, within the time specified in ERISA and the Code and the respective regulations thereunder. Neither it nor any of its Subsidiaries has or is expected to incur any liability under Title IV of ERISA with respect to any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA). With respect to any Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA: (A) the PBGC has not instituted proceedings to terminate any such Benefit Plan, and (B) no “reportable event” within the meaning of Section 4043 of ERISA has occurred, other than complete termination and liquidation of the Benefit Plan of an acquired company.

(vii)  Neither it nor any of its Subsidiaries (or former Subsidiaries) has engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Benefit Plan or its related trust, which could subject any of SMMF, BHRB, or their respective Benefit Plans, related trusts, Subsidiaries, ERISA Affiliates or any person that they have an obligation to indemnify, to any tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA. No event or transaction has occurred, and no condition exists that could subject it or any of its Subsidiaries (or former subsidiaries) to any liability or penalty under Sections 4971 through 4980I of the Code or Title I of ERISA. To its Knowledge, no individual who is or was a “fiduciary,” as defined in Section 3(21) of ERISA, of any Benefit Plan has any liability (including threatened, anticipated or contingent) for breach of fiduciary duty under ERISA.

(viii)  Except as set forth in Section 3.3(o)(viii) of its Disclosure Letter, there are no actions, suits, investigations or claims pending, or to its Knowledge threatened or anticipated, with respect to any Benefit Plans or any fiduciary thereof or service provider thereto (in their respective capacities with respect to a Benefit Plan) other than routine claims for benefits. No Benefit Plan is the subject of a pending or, to its Knowledge, threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any other federal or state governmental department or entity.

(ix)  Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in, cause the acceleration of any vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, leased employee, independent contractor, officer, director or other service provider of it or any of its Subsidiaries, (B) result in any (1) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (2) limitation on the right of it or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust or (C) require it or any of its Subsidiaries (or the successor(s) of it or its Subsidiaries) to make any payments or provide any benefits that will be an “excess parachute payment” within the meaning of Section 280G of the Code. SMMF has provided to BHRB its preliminary calculations under Section (C) of the preceding sentence with regard to payments, vesting, and other amounts set forth in Section 3.3(o)(ix) of its Disclosure Letter, supporting tax and other records, and any supporting valuation report or analysis available as of the date hereof. Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, neither it nor any of its Subsidiaries has committed to gross-up, indemnify or reimburse any person for any Taxes arising under Section 4999 or 409A of the Code, or otherwise.

(x)  Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2008, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2013, been, in all material respects, in documentary and operational compliance with Section 409A of the Code, so that no amounts paid or payable pursuant to any such Benefit Plan is or could be subject to a Tax under Section 409A of the Code. Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is not qualified under Section 401(a) of the Code is exempt from Parts 2, 3, and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA and, except as otherwise set forth in Section 3.3(o)(x) of its Disclosure Letter, it has timely filed a “Top Hat” registration letter with the Department of Labor for each such plan.

(xi)  Except as set forth in Section 3.3(o)(xi) of its Disclosure Letter, it and its Subsidiaries have made prior to the date hereof all bonus and commission payments to which they were required or are otherwise committed to make to any employee or independent contractor under any Benefit Plan for calendar years 2020, 2021 and 2022, and for the portion of calendar year 2023 through the date hereof.

(xii)  Each Benefit Plan of it and its Subsidiaries that is a health or welfare plan has terms that are in compliance with and has been administered in accordance with the requirements of the ACA. It and its Subsidiaries have complied in all respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any taxes or assessable payments thereunder. Except as set forth in Section 3.3(o)(xii) of its Disclosure Letter, neither it nor any of its Subsidiaries has any liability or obligation to provide postretirement health, medical or life insurance benefits to any employees or former employees, leased employees, independent contractors, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws. No Tax under Code Sections 4980B, 4980H or 5000 has been incurred with respect to any Benefit Plan and to its Knowledge no circumstance exists which could give rise to such Tax.

(xiii)  Except as set forth in Section 3.3(o)(xiii) of its Disclosure Letter, no Benefit Plan permits investments in its equity, or investments in which the value is based on or associated with its equity.

(xiv)  With respect to each Benefit Plan intended to constitute an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA: (A) all employer securities at any time held by such plan constitute and have at all times been “employer securities,” as defined in Section 409(l) of the Code; (B) the trustee of such plan may be replaced upon not more than 30 days’ notice, without restriction, penalty or cost (other than payment of reasonable fees or expenses then accrued but unpaid).

(p)  Insurance. It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices, and are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such insurance policy is outstanding and in full force and effect, and, except for policies insuring against potential liabilities of officers, directors and employees of it and its Subsidiaries, it or its relevant Subsidiary is the sole named beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Since December 31, 2021, neither it nor any of its Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three (3) calendar years, has been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than increases in premiums or unavailability of coverage that did not or do not result from any extraordinary loss experience on the part of it or its Subsidiaries. Set forth in Section 3.3(p) of its Disclosure Letter is a list of all insurance policies or bonds currently maintained by it and its Subsidiaries.

(q)  Loan Portfolio; Allowance for Loan Credit Losses; Mortgage Loan Buy Backs. Except as set forth in Section 3.3(q) of its Disclosure Letter and except for any changes hereafter made to the allowances and reserves described below pursuant to this Agreement:

(i)  All evidences of indebtedness reflected as assets in its SEC Reports, Bank Reports or Financial Statements as of June 30, 2023 were as of such dates: (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which have been perfected; and (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such Loan (as defined herein) which if successful could have a Material Adverse Effect.

(ii)  (A) there is no material modification or amendment, oral or written, of a Loan (including any material modification or amendment of a Loan made consistent with guidance issued by a Governmental Authority or Regulatory Agency in connection with the COVID-19 pandemic) that is not reflected on the records of it or its Subsidiaries, (B) all currently outstanding Loans are owned by it free and clear of any liens, except for liens on Loans granted to a member of the Federal Home Loan Bank System or a Federal Reserve Bank, (C) no claims of defense as to the enforcement of any Loan with an outstanding balance of $250,000 or more have been asserted in writing against it or any of its Subsidiaries for which there is a reasonable possibility of an adverse determination in any Proceeding, and to its Knowledge there are no acts or omissions which could give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination in any Proceeding, and (D) no Loans owned by it or its Subsidiaries are presently serviced by third parties, and there is no obligation that could result in any such Loan becoming subject to any third party servicing.

(iii)  The allowance for loan credit losses (the “Loan Credit Loss Allowance”) shown on its Financial Statements as of June 30, 2023 was, and the Loan Credit Loss Allowance to be shown on its Financial Statements as of any date subsequent to the date of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses, net of recoveries relating to Loans previously charged off, in respect of Loans outstanding.

(iv)  Its other real estate owned (“OREO”) is, and as of any date subsequent to the execution of this Agreement will be, as of such dates, recorded at fair value less estimated costs to sell in accordance with GAAP.

(v)  The Loan Credit Loss Allowance has been established by it in accordance with the accounting principles described in Section 3.3(f)(ii) and applicable regulatory requirements and guidelines.

(vi)  Section 3.3(q)(vi) of its Disclosure Letter sets forth all residential mortgage or commercial Loans originated on or after January 1, 2022 by it or any of its Subsidiaries (A) that were sold in the secondary mortgage market and have been repurchased by it or any of its Subsidiaries, (B) that the institutions to whom such Loans were sold (or their successors or assigns) have asked it or any of its Subsidiaries to purchase back (but have not been purchased back), or (C) that the institutions to whom such Loans were sold (or their successors or assigns) have submitted a claim for indemnification from it or any of its Subsidiaries, or have notified it or any of its Subsidiaries of an intent to request indemnification, in connection with such Loans.

(vii)  As of June 30, 2023, except as set forth in Section 3.3(q)(vii) of its Disclosure Letter, neither it nor any of its Subsidiaries was a party to any Loan with an outstanding balance of $500,000 or more (A) under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) which had been classified by any source as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; or (C) in violation of any law, regulation or rule applicable to it or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by ay Governmental Authority.

(viii)  As of the date of this Agreement neither it nor its Subsidiaries was a party to any Loan with any of its directors or officers or the directors or officers of any of its Subsidiaries that was not made in compliance with Regulation O, as amended, of the Federal Reserve Board.

(ix)  Each Loan outstanding as of the date of this Agreement has been solicited and originated, and is and has been administered and, where applicable, serviced (including by a third-party servicer or sub-servicer, if applicable), and the relevant Loan files are being maintained, in accordance in all material respects with the relevant notes or other credit or security documents, its applicable written underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(x)  To the extent that it has originated any Loan under or otherwise participated in any program created or modified by the Coronavirus Aid, Relief, and Economic Security Act of 2020 (otherwise known as the “CARES Act”), including but not limited to the Paycheck Protection Program (the “PPP”), it has done so in good faith and in material compliance with all laws, regulations and guidance governing such program, including but not limited to all regulations and guidance issued by the U.S. Department of the Treasury and/or the U.S. Small Business Administration applicable to Loans originated pursuant to or in association with the PPP.

(xi)  As used herein, the term “Loan” shall mean any written or oral loan, loan agreement, loan commitment, letter of credit, note, borrowing arrangement, loan guarantee or other extension of credit.

(r)  Environmental Matters.

(i)  Except as set forth in Section 3.3(r) of its Disclosure Letter, it and each of its Subsidiaries are in material compliance with all applicable Environmental Laws (as defined herein). Neither it nor any of its Subsidiaries has received any written communication alleging that it or such Subsidiary is not in such material compliance, and, to its Knowledge, there are no present circumstances that would prevent or interfere with the continuation of such compliance. Neither it nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, Governmental Authority, Regulatory Agency or third party imposing any liability pursuant to Environmental Laws.

(ii)  Neither it nor any of its Subsidiaries has received written notice of pending Environmental Claims (as defined herein), nor does it or any of its Subsidiaries have any Knowledge of any threatened Environmental Claims, upon (A) it or such Subsidiary, (B) any person or entity whose liability for any Environmental Claim it or any Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by it or any Subsidiary, (D) any real or personal property which it or any Subsidiary has been found by any Governmental Authority to have participated or be participating in the management of such property, or (E) any real or personal property in which it or a Subsidiary holds a security interest securing a Loan recorded on the books of it or such Subsidiary.

(iii)  There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim that could reasonably be expected to result in the imposition of any liability arising under any Environmental Laws against it or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim it or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it.

(iv)  As used herein, the following terms shall have the following meanings:

(A)  “Environmental Claim” means any written notice from any Governmental Authority or third party or any legal, administrative, arbitral or other proceedings, claims, causes of action, or governmental investigations of any nature asserting or alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern (as defined herein), or otherwise seeking to impose or that is reasonably likely to result in the imposition of any material liability arising under any Environmental Laws.

(B)  “Environmental Laws” means all applicable federal, state and local laws and regulations that relate to pollution or protection of human health or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Resource Conservation and Recovery Act, each as amended that relate to pollution or protection of human health or the environment.

(C)  “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(s)  Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(t)  Intellectual Property. It and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the Technology Systems (as such terms are defined herein) that are used by it and its Subsidiaries in their respective businesses as currently conducted. To its Knowledge, it and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person in any material respect, and there is no claim pending, or to its Knowledge threatened, against it or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. It has no contracts with its directors, officers or employees which require such officer, director or employee to assign any interest in any Intellectual Property to it or its Subsidiaries and, to its Knowledge, no such officer, director or employee is party to any contract with any person that requires such officer, director or employee to assign any interest in any Intellectual Property to any person. As used herein, the term

“Intellectual Property” shall mean all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. As used herein, the term “Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third-party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by either party and its Subsidiaries or by a third party.

(u)  Derivative Instruments.

(i)  Except as set forth in Section 3.3(u)(i) of its Disclosure Letter, all Derivative Contracts (as defined herein) were entered into (A) only in the ordinary course of business consistent with past practice, (B) in all material respects with all applicable laws, rules, regulations and regulatory policies and (C) with counterparties believed to be financially responsible at the time.

(ii)  Each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and is in full force and effect.

(iii)  Neither it or its Subsidiaries, nor, to its Knowledge, any other party thereto, is in breach of any of its material obligations under any such agreement or arrangement, except as set forth in Section 3.3(u)(iii) of its Disclosure Letter.

(iv)  Section 3.3(u)(iv) of its Disclosure Letter lists all derivative instruments, including but not limited to interest rate swaps, caps, floors, option agreements, futures, and forward contracts, whether entered into for its own account or for the account of one or more of its Subsidiaries or its or their customers (each, a “Derivative Contract”).

(v)  Deposits. Except as set forth in Section 3.3(v) of its Disclosure Letter, as of the date hereof none of its deposits or deposits of any of its Subsidiaries are (i) “brokered” deposits or (ii) are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.

(w)  Investment Securities.

(i)  It and each of its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any lien, encumbrance or security interest, except to the extent that such securities are pledged in the ordinary course of business to secure obligations of it or its Subsidiaries and except for such defects in title or liens, encumbrances or security interests that would not be material to it. Such securities are valued on the books of it and each of its Subsidiaries in accordance with GAAP.

(ii)  It and each of its Subsidiaries employs investment, securities, risk management and other policies, practices and procedures that it and each such Subsidiary believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, each party has made available to the other party the material terms of such policies, practices and procedures.

(x)  Takeover Laws and Provisions. It has taken all action necessary, if any, to exempt this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby from the requirements of any “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state, including, without limitation, with respect to BHRB, Article 14 of the VSCA (because a majority of its disinterested directors approved such transactions for such purposes before any “determination date” with respect to it) and Article 14.1 of the VSCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(y)  Transactions with Affiliates; Transactions with Related Parties.

(i)  All “covered transactions” between it or any of its Subsidiaries and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

(ii)  Except as set forth in Section 3.3(y)(ii) of its Disclosure Letter, there are no transactions or series of related transactions, agreements, arrangements or understandings (other than (A) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (B) reimbursement of customary and reasonable expenses incurred on behalf of it and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of it and (C) benefits due under any Benefit Plan), nor are there any currently proposed transactions or series of related transactions, between it or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of it or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) five percent (5%) or more of its outstanding common stock (or any of such person’s immediate family members or affiliates) on the other hand, except those of a type available to its employees or its Subsidiaries generally.

(z)  Financial Advisors.

(i)  None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, BHRB has retained Keefe, Bruyette & Woods, Inc. as its financial advisor, and SMMF has retained D.A. Davidson & Co. as its financial advisor, in each case pursuant to an engagement letter.

(ii)  It has made available to the other party a true and complete copy of the engagement letter with its financial advisor referenced in Section 3.3(z)(i) above.

(aa)  Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of BHRB has received the opinion of Keefe, Bruyette & Woods, Inc. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to BHRB. Prior to the execution of this Agreement, the Board of Directors of SMMF has received the opinion of D.A. Davidson & Co. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of SMMF Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.

(bb)  Fiduciary Accounts. It and each of its Subsidiaries has properly administered all accounts for which it or such Subsidiary acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents of such account and applicable laws and regulations. Neither it nor any of its Subsidiaries, nor to its Knowledge any director, officer or employee of it or any of its Subsidiaries, committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(cc)  Information Systems and Security.

(i)  It, each of its Subsidiaries, and to its Knowledge each third-party vendor to it or a Subsidiary, has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems maintained by or on behalf of it or its Subsidiaries (“Computer Systems”), and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. Except as set forth in Section 3.3(cc)(i) of its Disclosure Letter, to its Knowledge neither it nor any of its Subsidiaries has suffered a security incident, unauthorized access, or breach with respect to its data or Computer Systems any part of which occurred within the past three (3) years.

(ii)  To its Knowledge, all of its and its Subsidiaries’ Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with general industry standards and practice. Neither it nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, conduct of its business attributable to a defect, breakdown, bug or other deficiency of its Computer Systems. It and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business consistent with generally accepted industry standards and practice and sufficient to reasonably mitigate the risk of a material disruption to the operation of its businesses.

(iii)  It has (A) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (B) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(dd)  Community Reinvestment Act. Each of its insured depository institution Subsidiaries had a rating of “satisfactory” or better as of its most recent CRA examination, and neither it nor any of its Subsidiaries have been advised of, or has reason to believe that any facts or circumstances exist that would reasonably be expected to cause its insured depository institution Subsidiaries to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Regulatory Agency of lower than “satisfactory.”

(ee)  Wealth Management. It represents and warrants that: (i) it or one of its Subsidiaries has originated and serviced each Wealth Management Relationship in compliance with applicable laws and regulations in all material respects; (ii) each instrument or agreement governing a Wealth Management Relationship has been duly and validly executed and delivered by it or one of its Subsidiaries and, to its Knowledge, the other contracting parties, and each such instrument or agreement constitutes a valid, binding and enforceable obligation of it and, to its Knowledge, the other parties thereto; and (iii) its and its Subsidiaries’ employees that conduct business associated with the Wealth Management Relationships hold all necessary licenses and registrations to lawfully conduct such business. As used herein, the term “Wealth Management Relationships” shall mean a party’s relationships with its customers relating to the provision by it (including through a Subsidiary) of financial planning, annuities, life insurance, securities brokerage, investment advisory and management and similar services, as well as all assets under management or custody associated with each of such relationships and investment products or opportunities offered to its customers (including through a Subsidiary) in connection with each of such relationships.

(ff)  Subordinated Indebtedness. Except as set forth on Section 3.3(ff) of its Disclosure Letter, as of the date of this Agreement, no trust preferred or subordinated debt securities of it or any of its Subsidiaries are issued or outstanding, and it currently has no election in effect to defer interest payments with respect to any trust preferred securities or related debentures issued by it or any of its affiliates. It has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 3.3(ff) of its Disclosure Letter, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

(gg)  No Further Representations. Except for the representations and warranties specifically set forth in this ARTICLE 3, neither it nor its Subsidiaries nor any other person makes or shall be deemed to make any representation or warranty to the other party, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement and it hereby disclaims any such representation or warranty whether by it or any of its officers, directors, employees, agents, representatives or any other person. It acknowledges and agrees that, except for the representations and warranties specifically set forth in this ARTICLE 3, neither the other party nor its Subsidiaries makes or shall be deemed to make any representation or warranty to it, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement.

ARTICLE 4

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1.  Conduct of Business Pending Merger.

From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, or as expressly set forth in its Disclosure Letter, without the prior written consent of the other party (which consent will not be unreasonably conditioned, withheld or delayed), BHRB and SMMF each agrees that it will not, and will cause each of its Subsidiaries not to:

(a)  Conduct its business other than in the ordinary course in all material respects or fail to use its reasonable best efforts to maintain and preserve intact its business organization, material assets, rights and properties and preserve its relationships with its customers, employees, Regulatory Agencies and other entities with which it has advantageous business relationships.

(b)  Take any action that would adversely affect or delay the ability of either party (i) to obtain any necessary approvals, consents or waivers of any Regulatory Agency or Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c)  Amend, modify or repeal its Organizational Documents (except as provided herein for BHRB and B&H Bank).

(d)  Other than pursuant to (i) stock options, restricted stock awards, stock appreciation rights and restricted stock unit awards outstanding as of the date hereof under the BHRB Stock Plans or SMMF Stock Plans or (ii) as expressly set forth in Section 4.1(d) of its Disclosure Letter: (A) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights with respect thereto; or (B) enter into any agreement with respect to the foregoing.

(e)  Issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights.

(f)  Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for: (i) normal individual increases in salary or wages to employees in the ordinary course of business consistent with past practice (other than with respect to executive officers of it or its Subsidiaries); (ii) the payment of discretionary spot bonuses of $25,000 or less to an employee (other than an executive officer of it or its Subsidiaries); and (iii) in the case of BHRB, after consultation with SMMF as required by Section 4.3, enter into employment agreements in order to recruit new senior level employees in a manner that is consistent in all material respects with past practice.

(g)  Enter into, establish, adopt, amend or terminate any Benefit Plan or any trust related thereto, or make any contributions to any Benefit Plan (except as may be required by applicable law or the terms of any Benefit Plan), including, without limitation, taking any action that accelerates, or causes the lapsing of restrictions with respect to, the vesting of any benefits payable thereunder, except as otherwise specifically permitted in this Agreement.

(h)  Exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee of it or any of its Subsidiaries, other than any increase in the death benefit in the ordinary course of business consistent with past practice, or as required under the terms of any split dollar agreement or other Benefit Plan, or any such change that is required by law, or materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy with respect to its properties or assets.

(i)  Except for (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any material obligation, indebtedness or liability (whether absolute or contingent, excluding suits instituted against it), establish or accept any brokered deposits in excess of $20,000,000 individually or in the aggregate, make any pledge or encumber any of its material assets, or dispose of any of its material assets in any other manner, except in the ordinary course of its business and substantially on arm’s length terms, except as otherwise specifically permitted in this Agreement.

(j)  Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than (i) as provided for in Section 4.2, (ii) with respect to SMMF, its regular dividends on the SMMF Series 2021 Preferred Stock, (iii) as set forth in Section 4.1(j) of its Disclosure Letter and (iv) dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries.

(k)  Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly-owned Subsidiaries, except (i) purchases and sales of investment securities subject to Section 4.1(t), and (ii) by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business.

(l)  Implement or adopt any change in its Tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines, or as recommended by the outside auditor to the party.

(m)  Make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes.

(n)  Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(o)  Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in ARTICLE 6 not being satisfied on a timely basis.

(p)  Enter into any material new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its Subsidiaries, taken as a whole.

(q)  (i) Make, renew, restructure or otherwise modify any Loan that would result in the aggregate amount of the total lending relationship to any one borrower and its affiliates to exceed $20,000,000 or, if the total lending relationship to any one borrower and its affiliates is in excess of $20,000,000 as of the date of this Agreement, to make, renew, restructure or otherwise modify any Loan for such borrower and its affiliates; (ii) except in the ordinary course of its business, take any action that would result in any discretionary release of collateral or guarantees of any Loans; (iii) make, renew, restructure or acquire any loan participation exceeding $20,000,000; (iv) make, renew, restructure or otherwise modify any Loan that exceeds its internal lending limits such that the Loan would require approval by its loan committee, credit policy committee or similar committee; or (v) enter into any Loan securitization or create any special purpose funding entity. Notwithstanding the foregoing, if the other party does not respond to a request for consent pursuant to this Section 4.1(q)(i) within three (3) business days of having received such request together with reasonable information regarding the Loan, such non-response shall be deemed to constitute consent.

(r)  (i) Enter into or extend any material agreement, or lease or license relating to real property, personal property, data security or cybersecurity, data processing, electronic banking, mobile banking or bankcard functions; (ii) purchase or otherwise acquire any investment securities or enter into any Derivative Contract other than as provided in each party’s currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business; or (iii) make any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair.

(s)  Except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $200,000 individually or $500,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by it or any Subsidiary in respect thereof), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Continuing Corporation or its Subsidiaries.

(t)  Materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in its currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business consistent with past practice.

(u)  Adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, share exchange or other reorganization.

(v)  Take any other action that would make any representation or warranty in ARTICLE 3 hereof untrue.

(w)  Agree to, or make any commitment to, take any of the actions prohibited by this Section 4.1.

4.2.  Dividends.

(a)  After the date of this Agreement until the Effective Time, (i) BHRB may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of BHRB Common Stock at a rate not to exceed $0.53 per share per quarter, (ii) SMMF may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of SMMF Common Stock at a rate not to exceed $0.22 per share per quarter, and (iii) BHRB’s and SMMF’s direct and indirect Subsidiaries, respectively, may (to the extent legally and contractually permitted to do so) declare and pay dividends on their capital stock in cash, stock or other property to the parties or their wholly-owned Subsidiaries (or from such Subsidiaries to BHRB or SMMF) consistent with past practices.

(b)  After the date of this Agreement, each of BHRB and SMMF shall coordinate with the other the declaration of any dividends in respect of BHRB Common Stock, SMMF Common Stock and SMMF Series 2021 Preferred Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of SMMF Common Stock and SMMF Series 2021 Preferred Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of SMMF Common Stock and SMMF Series 2021 Preferred Stock and any shares of BHRB Common Stock any such holder receives in exchange therefor in the Merger.

4.3.  Transition.

To facilitate the integration of the operations of BHRB and SMMF and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of BHRB and SMMF shall, and shall cause its Subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

Without limiting the foregoing, the parties shall (and shall cause their Subsidiaries to) regularly discuss and reasonably cooperate with each other in connection with (a) planning for the efficient and orderly combination of B&H Bank and SCB and the operation of the Continuing Bank, including the on-going use of SMMF’s current headquarters in Moorefield, West Virginia as an operations center of the Continuing Bank, and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as senior management of B&H Bank and SCB shall decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and the integration of their respective banking operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties).

4.4.  No Control of the Other Party’s Business.

Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give BHRB directly or indirectly, the right to control or direct the operations of SMMF or to exercise, directly or indirectly, a controlling influence over the management or policies of SMMF, and nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give SMMF, directly or indirectly, the right to control or direct the operations of BHRB or to exercise, directly or indirectly, a controlling influence over the management or policies of BHRB. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1.  Reasonable Best Efforts.

Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party to that end.

5.2.  Access to Information; Notice of Certain Matters; Confidentiality.

(a)  During the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, each party will permit the other party to make or cause to be made such investigation of its operational, financial and legal condition as the other party reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unnecessarily with normal operations. No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth in this Agreement or the conditions to such party’s obligation to consummate the Merger.

(b)  Each party will give prompt notice to the other party (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, or (iii) is reasonably likely to result in the failure of a condition to a party’s obligation to consummate the Merger.

(c)  Each party shall comply, and shall use its reasonable best efforts to cause each of its directors, officers, employees, attorneys and advisors to comply, with all of their respective obligations under the Mutual Non-disclosure and Confidentiality Agreement dated May 12, 2023, between BHRB and SMMF (the “Confidentiality Agreement”), which agreement shall survive the termination of this Agreement in accordance with the terms set forth therein.

5.3.  Shareholder Approvals.

(a)  BHRB shall call a meeting of its shareholders for the purpose of obtaining the BHRB Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “BHRB Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of BHRB shall (i) recommend to BHRB’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “BHRB Board Recommendation”), (ii) include the BHRB Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the BHRB Shareholder Approval.

(b)  SMMF shall call a meeting of its shareholders for the purpose of obtaining the SMMF Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “SMMF Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of SMMF shall (i) recommend to SMMF’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “SMMF Board Recommendation”), (ii) include the SMMF Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the SMMF Shareholder Approval.

(c)  BHRB and SMMF shall use their reasonable best efforts to hold their respective shareholder meetings on the same day.

(d)  Subject to applicable law, BHRB or SMMF shall adjourn or postpone the BHRB Shareholders Meeting or the SMMF Shareholders Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of BHRB Common Stock or SMMF Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting BHRB or SMMF, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the BHRB Shareholder Approval or the SMMF Shareholder

Approval, and subject to the terms and conditions of this Agreement, SMMF or BHRB, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the SMMF Shareholder Approval or the BHRB Shareholder Approval, respectively; provided however, that neither BHRB nor SMMF shall be required to adjourn or postpone the BHRB Shareholders Meeting or the SMMF Shareholders Meeting, as the case may be, more than two (2) times.

5.4.  Registration Statement; Joint Proxy Statement; SEC Filings.

(a)  Each party will cooperate with the other party, and their representatives, in the preparation of the Registration Statement and the Joint Proxy Statement, and shall use their reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement. Neither the Joint Proxy Statement nor the Registration Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed by BHRB or SMMF without consultation with the other party and its counsel. Each party will advise the other, promptly after it receives notice thereof, of any request by the SEC to amend the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and the parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. BHRB will use its reasonable best efforts, in which SMMF will reasonably cooperate as necessary, to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable after the date of this Agreement and to cause the Registration Statement to be declared effective under the Securities Act, as promptly as reasonably practicable after the filing thereof, and BHRB and SMMF shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. BHRB also agrees to use all reasonable efforts to promptly obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b)  Each party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date of mailing to the BHRB shareholders and the SMMF shareholders and at the times of the respective shareholders meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

5.5.  No Other Acquisition Proposals.

(a)  Each party agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, endorse, or knowingly encourage or knowingly facilitate (including by providing information or assistance) any inquiries, proposals or offers with respect to, or any inquiry, proposal or offer that is reasonably likely to lead to, an Acquisition Proposal (as defined herein), (ii) furnish any confidential or nonpublic information relating to an Acquisition Proposal, (iii) engage or participate in any negotiations or discussions concerning an Acquisition Proposal, or (iv) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any letter of intent, memorandum of understanding, agreement in principle, merger or acquisition agreement, option agreement or similar agreement relating to an Acquisition Proposal, provided that nothing in this Agreement shall prevent such party or its representatives from contacting any person that has made an Acquisition Proposal solely for the purpose of seeking clarification of the terms of such Acquisition Proposal or directing such person to the terms of this Section 5.5.

(b)  Notwithstanding Section 5.5(a), nothing contained in this Agreement shall prohibit either BHRB or SMMF, prior to receiving the BHRB Shareholder Approval or the SMMF Shareholder Approval, respectively, and subject to compliance with the other terms of this Section 5.5, from furnishing confidential or nonpublic information to, or engaging or participating in discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written Acquisition Proposal with respect to such party (that did not result from a breach of this Section 5.5) if, and only to the extent that, (i) such party’s Board of Directors concludes in good faith, after consultation with outside legal counsel and, with respect to financial matters, its outside financial advisors, that the failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (ii) before taking such actions, such party receives from such person or entity an executed confidentiality agreement on terms no less restrictive with respect to the confidential treatment of information by such party than the Confidentiality Agreement, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with such party, provided, that any non-public information provided to any person or entity shall have previously been provided to the other party hereto or shall be simultaneously provided to the other party hereto, and (iii) such party’s Board of Directors concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined herein). Each party shall immediately (within twenty-four (24) hours) notify the other party orally and in writing of its receipt of any such Acquisition Proposal or any request for non-public information, or any other inquiry, that could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions thereof, and the identity of the person making such Acquisition Proposal, will provide the other party with an unredacted copy of any such Acquisition Proposal and all related draft transaction documents received in connection with such Acquisition Proposal, and will thereafter keep the other party apprised of any related material developments, discussions and negotiations on a reasonably current basis, including by providing a copy of all material documentation and correspondence relating thereto.

(c)  As used herein, an “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, whether communicated to such party or publicly announced to such party’s shareholders, any of the following transactions involving BHRB or SMMF, or their respective Subsidiaries: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of the party; (ii) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of the party; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of the party. Solely for purposes of Section 7.4(a) and Section 7.4(c), all references to “twenty-five percent (25%) or more” in such definition shall be deemed to be references to “fifty percent (50%) or more.”

(d)  As used herein, the term “Superior Proposal” shall mean an unsolicited, bona fide written Acquisition Proposal made by a person or entity (or group of persons or entities acting in concert within the meaning of Rule 13d-5 under the Exchange Act) that the Board of Directors of BHRB or SMMF, as the case may be, concludes in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its outside financial advisors, taking into account all legal, financial, strategic, regulatory, timing and other aspects of the Acquisition Proposal, including the likelihood of obtaining financing and of receiving all required approvals of Governmental Authorities, and including the terms and conditions of this Agreement (as it may be proposed in writing to be amended by BHRB or SMMF, as applicable), is reasonably likely to be completed on the terms proposed and would, if consummated, (i) result in a transaction that is more favorable to the shareholders of BHRB or SMMF, as the case may be, from a financial point of view (accounting for and assuming payment of the Termination Fee), than the transactions contemplated by this Agreement (as it may be proposed in writing to be amended by BHRB or SMMF, as applicable), and (ii) result in the acquisition of all of the outstanding shares of that party’s common stock or all of that party’s assets; provided that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.5(c), except the reference to “twenty-five percent (25%) or more” in such definition shall be deemed to be a reference to “fifty percent (50%) or more” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving BHRB or SMMF or one of their respective banking Subsidiaries.

(e)  Except as provided in Section 5.5(f), neither the Board of Directors of BHRB, the Board of Directors of SMMF, nor, in each case, any committee thereof shall withhold, withdraw or modify in any manner adverse to the other party, or propose publicly to withhold, withdraw or modify in any manner adverse to the other party, the approval or recommendation of the Board of Directors of BHRB or SMMF, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby (a “Change in BHRB Recommendation” or a “Change in SMMF Recommendation,” respectively).

(f)  Notwithstanding anything in this Agreement to the contrary, the Board of Directors of SMMF or BHRB, as applicable, may either:

(i)  terminate this Agreement pursuant to Section 7.1(j) or Section 7.1(k), as the case may be, and enter into a definitive agreement with respect to a Superior Proposal provided that such party shall pay the Termination Fee (as defined herein) required to be paid pursuant to Section 7.4(b) or Section 7.4(d), as the case may be; or

(ii)  make a Change in SMMF Recommendation or a Change in BHRB Recommendation, as applicable;

if and only if in the case of both clause (i) and (ii) above, (A) an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 5.5) is made to SMMF or BHRB, as applicable, by a third party, and such Acquisition Proposal is not withdrawn, (B) the Board of Directors of SMMF or BHRB, as applicable, has concluded in good faith (after consultation with its outside legal counsel and, with respect to financial matters, its outside financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Board of Directors of SMMF or BHRB, as applicable, has concluded in good faith (after consultation with their outside legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (D) five (5) business days shall have elapsed since the party proposing to take such action has given written notice to the other party advising such other party that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Acquisition Proposal that is the basis of the proposed action and all other information that is required to be delivered under Section 5.5(b) (a “Notice of Recommendation Change”) (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five (5) business day period referred to in this clause (D) and in clauses (E) and (F) shall be reduced to three (3) business days following the giving of such new Notice of Recommendation Change), (E) during such five (5) business day period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of this Agreement proposed in writing by the other party, and (F) the Board of Directors of the party proposing to take such action, following such five (5) business day period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other party by the conclusion of such five (5) business day period) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law.

(g)  Nothing contained in this Agreement shall prohibit SMMF, BHRB or their respective Boards of Directors, or any committee thereof, from at any time taking and disclosing to SMMF’s or BHRB’s shareholders, as applicable, a position contemplated by Rule 14d-9, Rule 14e-2(a), or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

(h)  Each of BHRB and its Subsidiaries and SMMF and its Subsidiaries shall, and shall direct their respective representatives to, (i) immediately cease and cause to be terminated any and all activities, discussions or negotiations with any persons conducted heretofore with respect to any offer or proposal that constitutes, or may be reasonably expected to lead to, an Acquisition Proposal, and (ii) use reasonable best efforts to enforce the terms of any existing confidentiality or standstill agreements to which it is a party.

5.6.  Applications and Consents.

(a)  The parties hereto shall cooperate and use their reasonable best efforts to prepare as promptly as possible all documentation, and to make all filings and to obtain all permits, consents, approvals and authorizations of each Governmental Authority (the “Regulatory Approvals”) and all third parties necessary to consummate the transactions contemplated by this Agreement and will make all necessary filings in respect of the Regulatory Approvals and third parties as soon as practicable (and, in the case of the regulatory applications to the Federal Reserve Board, the FDIC, the VABFI and the WVDFI, use their reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement). Each party shall provide the other party with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as the other party may reasonably request. Each of the parties hereto shall use its reasonable best efforts to comply with the terms and conditions of all such Regulatory Approvals and resolve objections, if any, which may be asserted with respect to this Agreement or the transactions contemplated hereby under any applicable law or regulation; provided, that, in no event shall BHRB or SMMF be required, and neither BHRB nor SMMF shall be permitted (without the prior written consent of the other), in connection with a Regulatory Approval or the transactions contemplated by this Agreement, to take any action, or commit to take any action, or to accept any restriction or condition, involving BHRB, SMMF, the Continuing Corporation or their respective Subsidiaries, that would reasonably be expected to have a Material Adverse Effect (excluding clauses (A) through (F) in such defined term) on the Continuing Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Subsidiary Merger (any such condition, commitment or restriction, a “Burdensome Condition”).

(b)  Each party hereto will promptly furnish to the other party copies of applications filed with all Governmental Authorities and copies of written communications received by such party from any Governmental Authority with respect to the transactions contemplated hereby. BHRB and SMMF shall have the right to review in advance, and each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all other information relating to BHRB or SMMF, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. Each party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, give the other party and its counsel the opportunity to attend and participate in such meetings and conferences. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals, and authorizations of all third parties and any Governmental Authority necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. All documents that the parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.

(c)  Each of BHRB and SMMF shall promptly advise the other upon receiving any communication from any Governmental Authority, the consent or approval of which is required for consummation of the transactions contemplated by this Agreement, that causes such party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed or subject to a Burdensome Condition.

(d)  From the date of this Agreement until the Effective Time, each party shall promptly notify the other party in writing of any pending or, to the Knowledge of either party (as the case may be), threatened litigation, claim, action, suit, hearing, proceeding, arbitration, material investigation by a Governmental Authority or demand or notice of violation by a Governmental Authority (“Governmental Action”), or any award, injunction, judgment, decree, order, ruling or other similar decision by any Governmental Authority or any other person (“Governmental Order”) (a) challenging or seeking material damages in connection with the Merger or the other transactions contemplated by this Agreement or (b) seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement. If any Governmental Action or Governmental Order is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Agreement as violative of any law, each party shall, and shall cause their respective representatives to, cooperate and use reasonable best efforts to contest and resist, except insofar as the parties may otherwise agree, any such Governmental Action or Governmental Order, including any Governmental Action or Governmental Order that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Merger or the other transactions contemplated by this Agreement.

5.7.  Public Announcements.

Prior to the Effective Time, BHRB and SMMF will consult with each other as to the form and substance of any press release or other public statement materially related to this Agreement prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure); provided, that nothing in this Section 5.7 shall prohibit any party from making any disclosure necessary in order to satisfy such party’s disclosure obligations imposed by applicable law or the rules established by Nasdaq or any other securities exchange, in which case the party required to make the disclosure shall use its reasonable best efforts to allow the other party reasonable time to comment on such disclosure in advance of the issuance thereof.

5.8.  Affiliate Agreements.

(a)  SMMF has identified to BHRB all persons who are, as of the date hereof, directors of SMMF. SMMF shall have delivered to BHRB on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(a) hereto from each such director of SMMF.

(b)  BHRB has identified to SMMF all persons who are, as of the date hereof, directors of BHRB. BHRB shall have delivered to SMMF on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(b) hereto from each such director of BHRB.

5.9.  Employee Benefit Plans.

(a)  During the period commencing on the Closing Date and ending on the last day of the calendar year in which the Closing Date occurs, BHRB shall provide to officers and employees of SMMF and its Subsidiaries, who at or after the Effective Time become employees of the Continuing Corporation or its Subsidiaries (“SMMF Continuing Employees”), while employed by BHRB or its Subsidiaries after the Effective Time, with base salaries and wages that, in each case, are no less than the base salaries and wages provided by SMMF or its Subsidiaries to such SMMF Continuing Employee immediately prior to the Effective Time.

(b)  During the period commencing on the Closing Date and ending on the last day of the calendar year in which the Closing Date occurs, BHRB shall provide each SMMF Continuing Employee, while employed by BHRB or its Subsidiaries after the Effective Time, with cash-based incentive bonus opportunities (excluding change-in-control payments, retention payments and other special or non-recurring bonus payment opportunities) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding change-in-control payments, retention payments and other special or non-recurring bonus payment opportunities) provided to similarly situated employees of BHRB and its Subsidiaries; provided that BHRB may satisfy its obligation under this Section 5.9(b) by providing each such Continuing Employee with cash-based incentive bonus opportunities (excluding change-in-control payments, retention payments and other special or non-recurring bonus payment opportunities) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding change-in-control payments, retention payments and other special or non-recurring bonus payment opportunities) provided by SMMF to each such SMMF Continuing Employees immediately prior to the Effective Time.

(c)  Subject in all events to the other provisions of this Section 5.9, for the period commencing on the Closing Date and ending on the last day of the calendar year in which the Closing Date occurs, following a joint determination of BHRB and SMMF prior to the Effective time and on a plan by plan basis, BHRB shall either: (i) provide to SMMF Continuing Employees, employee benefits under a Benefit Plan of BHRB or any Subsidiary of BHRB (individually, a “BHRB Benefit Plan” and collectively, the “BHRB Benefit Plans”) (with no break in coverage), on terms and conditions which are the same as the terms and conditions for similarly situated employees of the Continuing Corporation and its Subsidiaries; or (ii) maintain for the benefit of the SMMF Continuing Employees, one or more of the SMMF Benefit Plans maintained by SMMF immediately prior to the Effective Time; provided that the Continuing Corporation or its Subsidiaries may amend any Benefit Plan of SMMF or any Subsidiary of SMMF (individually, a

“SMMF Benefit Plan” and collectively, the “SMMF Benefit Plans”) during such period to comply with any law or, so long as the benefits provided under the applicable SMMF Benefit Plan following such amendment are no less favorable to the covered SMMF Continuing Employees than benefits provided by BHRB to its similarly situated employees under any comparable BHRB Benefit Plans, as necessary and appropriate for other business reasons. Notwithstanding anything to the contrary herein, this Section 5.9(c) shall not apply to the ESOP (as defined in Section 5.9(i) below), which shall be terminated in accordance with Section 5.9(i).

(d)  For purposes of eligibility, participation and vesting (but not benefit accruals other than for paid time off as provided in Section 5.9(e) and severance under Section 5.9(f)) under the BHRB Benefit Plans, service with or credited or recognized by SMMF or any of its Subsidiaries under the corresponding SMMF Benefit Plan shall be treated as service with BHRB; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. To the extent permitted under applicable law, for any plan year during which SMMF Continuing Employees transition to the welfare BHRB Benefit Plans, BHRB shall use its best efforts to cause welfare BHRB Benefit Plans maintained by BHRB that cover the SMMF Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the SMMF Benefit Plans) and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the SMMF Continuing Employees under welfare SMMF Benefit Plans to be credited to such SMMF Continuing Employees under welfare BHRB Benefit Plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by such SMMF Continuing Employees under welfare BHRB Benefit Plans for such plan year (if any).

(e)  Beginning as of the first day of the calendar year after the Effective Time, BHRB and the Continuing Corporation shall recognize each SMMF Continuing Employee’s service (i) with SMMF prior to the Effective Time and (ii) with BHRB from the Effective Time to January 1, 2025, including accrued but unused vacation and sick leave carried over from prior calendar years, but unused as of January 1, 2025, up to a maximum limit, which limit shall be equal to the greater of (a) the maximum hours of carryover of accrued but unused hours permitted under BHRB’s then current policy and (b) 40 hours (all whether such carried over hours are for service for SMMF prior to the Effective Time or for service for BHRB during 2024, but still unused as of January 1, 2025) for purposes of calculating paid time off (“PTO”) under BHRB’s PTO policy or any successor policy of the Continuing Corporation or any of its Subsidiaries (the “BHRB PTO Policy”). For the calendar year including the Effective Time, a SMMF Continuing Employee shall be credited with accrued and unused vacation and sick leave under the SMMF PTO Policy, which SMMF PTO Policy shall be closed to new entry as of the Effective Time, but shall remain in effect as to all SMMF Continuing Employees as of the Effective Time through and including December 31, 2024, including to the extent applicable any accrued but unused vacation and sick leave carried over from a prior calendar year pursuant to terms of the SMMF Policy. Notwithstanding the foregoing, in no event shall any employee be credited with PTO or vacation or sick leave, as applicable, that will result in duplication of PTO or vacation or sick leave, as applicable, hours for the same period of service.

(f)  The Continuing Corporation shall maintain a severance plan (which may be BHRB’s existing severance plan) covering all full-time and part-time employees of SMMF and

BHRB, compliant with ERISA, which provides the benefits described in this Section 5.9(f). Each full-time and part-time employee of SMMF or BHRB or any Subsidiary of SMMF or BHRB immediately prior to the Effective Time (other than any employee who is party to an employment agreement, severance agreement, retention agreement or change-in-control agreement that provides for severance benefits) whose employment is involuntarily terminated other than for “cause” by the Continuing Corporation or who terminates employment for “good reason,” in each case on or after the Effective Time but before the date that is twelve (12) months after the Effective Time, shall be entitled to receive severance pay equal to (i) two (2) weeks of pay continuation for each full year of continuous service with SMMF, BHRB, any Subsidiary of SMMF or BHRB and the Continuing Corporation (calculated in accordance with the existing BHRB severance plan), subject to a minimum of four (4) weeks and a maximum of twenty-six (26) weeks of pay continuation at his or her rate of pay in effect at the time of termination (or, if greater, the rate of pay in effect prior to any change in rate of pay that constitutes the grounds for “good reason”), provided such employee has signed and does not revoke a release and waiver of claims in favor of SMMF, BHRB, the Continuing Corporation and its successors, and any Subsidiaries and affiliates of each, in such form as acceptable to the Continuing Corporation. As used herein, “cause” shall mean termination due to unacceptable performance as determined by the Continuing Corporation or its Subsidiaries or due to the employee’s material violation of the policies of the Continuing Corporation and its Subsidiaries and any of their predecessors. As used herein, “good reason” shall mean, without an employee’s written consent, an employee’s pay as in effect immediately prior to the Effective Time is reduced on or after the Effective Time; provided that the employee gives the Continuing Corporation notice of his or her resignation no later than thirty (30) days following such employee’s receipt of written notice of such reduction, the Continuing Corporation does not cure such reduction within thirty (30) days following its receipt of such written notice, and the employee ceases employment within thirty (30) days following the expiration of such cure period. As used herein, “pay” shall mean an employee’s base salary or base wage rate, and “year of continuous service” shall mean each full twelve (12)-month period of service from the latest date of hire. Subject to applicable law, including Section 409A of the Code, the plan shall provide that any severance thereunder shall be paid in accordance with standard payroll practices of the Continuing Corporation, commencing on the first regularly scheduled payroll date that occurs at least five (5) business days after the date on which the release required hereunder becomes irrevocable; provided that the first installment will include a catch-up payment of amounts that would have otherwise been paid since the date of the employee’s termination. Such severance payments shall be in lieu of, not in addition to, any payment under severance pay plans that may be in effect at SMMF, BHRB or any Subsidiary of SMMF or BHRB prior to the Effective Time or the Continuing Corporation following the Effective Time.

(g)  Except to the extent addressed elsewhere in this Section 5.9 with respect to a SMMF Benefit Plan, at least ten (10) days (or such shorter period agreed to by the parties) prior to the Effective Time, SMMF shall take, and shall cause its Subsidiaries to take, all actions reasonably requested by BHRB at least thirty (30) days (or such shorter period reasonably agreed to by the parties) prior to the Effective Time that may be necessary or appropriate, conditioned on the occurrence of the Effective Time to cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any SMMF Benefit Plan for such period as may be reasonably requested by BHRB. In the event that BHRB shall request at least thirty (30) days (or such shorter period reasonably agreed to by the parties) prior to the Effective Time, termination, merger or cessation of accruals of benefits of an SMMF Benefit Plan not addressed elsewhere in this Section 5.9, SMMF agrees that SMMF shall not unreasonably withhold its consent to such request, and if SMMF shall consent, to take such actions as are reasonably required to carry out such termination, merger or freeze, as the case may be. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 5.9(g) shall be subject to BHRB’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(h)  With respect to the Summit Financial Group, Inc. Defined Contribution Plan (the “SMMF 401(k) Plan”), BHRB shall either maintain the SMMF 401(k) Plan at and after the Effective Time (and, at BHRB’s election, merge it into the Burke & Herbert Bank & Trust Company 401(k) Plan (the “BHRB 401(k) Plan”) following the Effective Time) or, alternatively, if requested by BHRB in accordance with Section 5.9(g), SMMF and SCB shall take such actions to cause such plan to be terminated in accordance with Section 5.9(g) and this Section 5.9(h). In the event BHRB requests such termination, SMMF and SCB shall take all actions necessary and proper to (i) terminate the SMMF 401(k) Plan effective on the day prior to the day that includes the Effective Time, contingent on the Closing and in accordance with applicable law, (ii) one hundred percent (100%) vest all accounts in the SMMF 401(k) Plan (to the extent not already vested) and (iii) contribute before the Effective Time or, to the extent not able to contribute before the Effective Time, properly accrue for, all employer contributions accrued prior to the termination of the SMMF 401(k) Plan. In such event, BHRB shall take (or cause to be taken) all actions that are necessary or appropriate to make, as soon as practicable following the Effective Time, all employee and employer contributions to the terminated SMMF 401(k) Plan on behalf of each SMMF Continuing Employee in respect of all periods of service ending on or prior to the Effective Time. As soon as practicable following the Effective Time, with respect to the terminated SMMF 401(k) Plan, BHRB shall permit the SMMF Continuing Employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the terminated SMMF 401(k) Plan, if any, thereunder into the BHRB 401(k) Plan, BHRB shall timely amend the BHRB 401(k) Plan to allow such rollovers of notes and similar instruments reflecting outstanding loan balances if the BHRB 401(k) Plan does not currently accept such in kind assets as part of incoming rollovers. Each SMMF Continuing Employee shall be eligible to participate in the BHRB 401(k) Plan on or as soon as administratively practicable after the Effective Time if the SMMF 401(k) Plan is terminated prior to the Effective Time and such SMMF Continuing Employee either (A) was eligible to participate in the SMMF 401(k) Plan immediately before its termination, or (B) otherwise meets the eligibility and entry requirements for the BHRB 401(k) plan. Any other former employee of SMMF or any SMMF Subsidiary who is employed by BHRB or any BHRB Subsidiary after the Effective Time shall be eligible to be a participant in the BHRB 401(k) Plan upon complying with eligibility requirements of such plan, including eligibility and participation requirements applicable to re-hires. Service with or credited or recognized by SMMF or a SMMF Subsidiary with respect to the SMMF 401(k) Plan shall be treated in accordance with Section 5.9(d).

(i)  Prior to the Effective Time, SMMF and SCB shall amend the Summit Financial Group, Inc. Employee Stock Ownership Plan (“ESOP”) in a form of amendment subject to the reasonable prior approval of BHRB (the “ESOP Amendment”), pursuant to which (i) the ESOP shall be frozen as to eligibility and benefit accrual, and no employees will become participants in the ESOP and no contributions will be made to the ESOP on or after the Effective Time; (iv) all ESOP participant account balances to the extent they have not fully and finally forfeited shall fully vest as of the Effective Time; (v) the entire vested balance of the account of ESOP participants and beneficiaries of the ESOP will be distributable as soon as administratively practicable after the Effective Time, and (vi) the ESOP (but not the ESOP Trust) shall terminate effective as of the Effective Time.

(i)  SMMF and SCB shall take all actions necessary to comply with any participant voting requirements under Section 409(e) of the Code applicable to the ESOP in connection with the transactions contemplated by this Agreement.

(ii)  Prior to the termination of the ESOP, SMMF and SCB will (A) make a contribution to the ESOP (the “SMMF Final Year Contribution”) for the short plan year ending on the ESOP termination date in an amount mutually agreed to by BHRB and SMMF, which shall not exceed the average of SMMF’s annual contributions to the ESOP for the three (3) immediately preceding plan years; and (B) make an additional contribution to the ESOP such that, after the SMMF Final Year Contribution and such additional contribution, if any, all shares of qualifying employer securities held by the ESOP shall be released from any suspense account or encumbrance.

(iii)  Any shares released from the ESOP’s suspense account or other encumbrance by reason of the SMMF Final Year Contribution and the additional contribution pursuant to Section 5.9(i)(ii) above will be allocated to the accounts of eligible participants in accordance with the terms of the ESOP, ERISA and the Code.

(j)  The provisions of this Agreement, including this Section 5.9, are for the benefit of the parties to this Agreement only and shall not be construed to grant any rights, as a third-party beneficiary or otherwise, to any person who is not a party to this Agreement, nor shall any provision of this Agreement be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of SMMF or BHRB to amend, modify or terminate any such employee benefit plan.

5.10.  Reservation of Shares; Nasdaq Listing.

(a)  BHRB shall take all corporate action as may be necessary to authorize and reserve for issuance such number of shares of the Continuing Corporation Common Stock to be issued pursuant to this Agreement, and to cause all such shares, when issued pursuant to this Agreement, to be duly authorized, validly issued, fully paid and nonassessable.

(b)  BHRB shall use all reasonable best efforts to cause the shares of the Continuing Corporation Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

5.11.  Indemnification; Insurance.

(a)  Following the Effective Time, the Continuing Corporation and its Subsidiaries, as the case may be, shall jointly and severally indemnify, defend and hold harmless, and advance expenses to any person who has rights to indemnification or advancement of expenses from SMMF or any of its Subsidiaries (an “Indemnified Party”) (in any capacity), to the same extent and on the same conditions as such person was entitled to indemnification or advancement of expenses pursuant to applicable law and SMMF’s Organizational Documents or any SMMF Subsidiary’s Organizational Documents, as the case may be, or any indemnification agreements to which an Indemnified Party is a party as in effect on the date of this Agreement, subject, in the case of advancement of expenses, to the Indemnified Party providing a written undertaking to repay such advancements as contemplated by Section 13.1-699(A) of the VSCA. Without limiting the foregoing, in any case or proceeding in which corporate approval may be required to effectuate any indemnification, the Continuing Corporation or its applicable Subsidiary shall direct, if any Indemnified Party elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between the Continuing Corporation or such Subsidiary and such Indemnified Party.

(b)  The Continuing Corporation shall, at or prior to the Effective Time, purchase a six (6) year “tail” prepaid policy on terms and conditions no less favorable than those of the existing directors’ and officers’ liability (including fiduciary and cyber coverage) insurance maintained by SMMF from insurance carriers with comparable credit ratings, covering, without limitation, the Merger; provided, however, that the cost of such “tail” policy shall in no event exceed two-hundred and fifty percent (250%) of the amount of the last annual premium paid by SMMF for such existing directors’ and officers’ liability (and fiduciary) insurance. If, but for the proviso to the immediately preceding sentence, the Continuing Corporation would be required to expend more than two-hundred and fifty percent (250%) of current annual premiums, the Continuing Corporation will obtain the maximum amount of that insurance obtainable by payment of annual premiums equal to two-hundred and fifty percent (250%) of current annual premiums.

(c)  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to SMMF or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to or in substitution for any such claims under such policies.

(d)  This covenant is intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her respective heirs and legal representatives. The rights to indemnification and advancement of expenses and the other rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(e)  If the Continuing Corporation or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Continuing Corporation will cause proper provision to be made so that the successors and assigns of the Continuing Corporation will expressly assume the obligations set forth in this Section 5.11. For the avoidance of doubt, to the extent required by any agreement previously entered into by SMMF in connection with a merger, acquisition or other business combination, the provisions of this Section 5.11 shall apply to directors, officers, employees and fiduciaries of predecessor entities previously acquired by SMMF.

5.12.  Employment Arrangements.

(a)  The Continuing Corporation will, as of and after the Effective Time, assume and honor all employment, severance and change in control agreements or arrangements that SMMF and its Subsidiaries have with their current and former officers, directors and employees, as listed in Section 5.12(a) of SMMF’s Disclosure Letter, except to the extent (i) BHRB and the applicable employee or director have agreed to a replacement agreement on or after the date hereof but prior to the Effective Time or (ii) any such agreements or arrangements shall have been amended, terminated or superseded with BHRB’s consent after the date hereof but prior to the Effective Time.

(b)  As of the date hereof, BHRB has entered into employment agreements which will become effective as of the Effective Time, with the individuals named in Section 5.12(b) of BHRB’s Disclosure Letter.

(c)  BHRB shall be authorized to make retention bonus awards from a retention bonus pool of up to an amount set forth in Section 5.12(c) of BHRB’s Disclosure Letter. The retention bonus pool shall be dedicated to certain of BHRB’s, SMMF’s or their Subsidiaries’ employees (which may include executive officer employees) for purposes of retaining such employees through and, in some circumstances, after the Effective Time, with the participating employees and specific terms of such retention bonuses to be determined by the President and Chief Executive Officer of BHRB and the President and Chief Executive Officer of SMMF in consultation with each other.

(d)  No more than sixty (60) but at least forty-five (45) days prior to the Effective Time, SMMF shall provide BHRB with updated preliminary calculations called for in Section 3.3(o)(ix), including confirmation of the amount of the payments to be made to the applicable recipients thereunder and the calculations, supporting tax and other records, and valuation report or analysis, if any, in making its calculations. Final calculations confirming or updating such preliminary calculations shall be performed by BHRB’s outside accounting firm.

(e)  During the period commencing on the Effective Time and ending on the first anniversary thereof, BHRB shall maintain the bank owned life insurance policies of SMMF and its Subsidiaries and the related split dollar life insurance plans for the SMMF Continuing Employees who are participating thereunder, as in effect at the Effective Time.

(f)  The individuals listed on Section 5.12(f) of BHRB’s Disclosure Letter will be appointed to fill the positions identified on Section 5.12(f) of BHRB’s Disclosure Letter as of the Effective Time.

5.13.  Notice of Deadlines.

At least ninety (90) days prior to the Effective Time, SMMF shall provide BHRB with a complete and accurate list of the deadlines for extensions or terminations of all material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which SMMF or any of its Subsidiaries is a party that are scheduled to terminate or expire within one (1) year from the Effective Time. For purposes of this Section 5.13 only, a material agreement shall mean an agreement not terminable on thirty (30) days or less notice and involving the payment or value of more than $250,000 per year and/or has a termination fee.

5.14.  Consent to Assign and Use Leased Premises.

In Section 5.14 of its Disclosure Letter, SMMF has provided a list of all material leases with respect to real or personal property used by it or any of its Subsidiaries. With respect to the leases disclosed in Section 5.14 of its Disclosure Letter, SMMF and each of its Subsidiaries will use commercially reasonable efforts to obtain all consents necessary or appropriate to transfer and assign, as of the Effective Time, all right, title and interest of SMMF and each of its Subsidiaries to the Continuing Corporation or an appropriate Subsidiary of the Continuing Corporation and to permit the use and operation of the leased premises by the Continuing Corporation or an appropriate Subsidiary of the Continuing Corporation.

5.15.  Takeover Laws.

If any federal or state anti-takeover laws or regulations may become, or may purport to be, applicable to the transactions contemplated hereby, each party hereto and its board of directors will grant such approvals and take such actions as are necessary and legally permissible so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such laws or regulations on any of the transactions contemplated by this Agreement.

5.16.  Change of Method.

BHRB and SMMF shall be empowered, upon their mutual agreement and at any time prior to the Effective Time (and whether before or after the SMMF Shareholders Meeting or the BHRB Shareholders Meeting), to change the method or structure of effecting the combination of BHRB and SMMF (including the provisions of ARTICLE 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Exchange Ratio, (ii) adversely affect the tax treatment of BHRB or SMMF pursuant to this Agreement, (iii) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner, or (iv) require the approval of either party’s shareholders under the VSCA or WVBCA, as applicable, unless such change is conditioned upon obtaining such approval. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

5.17.  Shareholder Litigation.

Each of BHRB and SMMF shall give the other prompt notice of any shareholder litigation against such party or its directors or affiliates (or combination thereof) relating to the transactions contemplated by this Agreement and shall give the other the opportunity to participate in, but not control, the defense or settlement of any such litigation. In addition, no such settlement by either party shall be agreed to without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.18.  Section 16 Matters.

BHRB and SMMF agree that, to most effectively compensate and retain certain directors and officers of SMMF in connection with the Merger, both prior to and after the Effective Time, it is desirable that the directors and officers of SMMF not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of SMMF Common Stock in the Merger, and for that purpose agree to the provisions of this Section 5.18. SMMF shall deliver to BHRB, in a reasonably timely fashion prior to the Effective Time, accurate information regarding certain officers and directors of SMMF. Subject to the reporting requirements of Section 16(a) of the Exchange Act, and the Boards of Directors of BHRB and SMMF, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of SMMF) any dispositions of SMMF Common Stock by the directors and officers of SMMF, and (in the case of BHRB) any acquisitions of the Continuing Corporation Common Stock by any director or officer of SMMF who (if any), immediately following the Merger, will be an officer or director of the Continuing Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

5.19.  Assumption of Subordinated Notes and Trust Preferred Securities.

(a)  Upon the Effective Time, the Continuing Corporation shall assume the due and punctual payment of the principal of and any premium and interest on the Subordinated Notes in accordance with their terms, and the due and punctual performance of all covenants and conditions thereof on the part of SMMF to be performed or observed. As used herein, the term “Subordinated Notes” shall mean the SMMF (i) 5.00% Fixed-to-Floating Rate Subordinated Notes due September 30, 2030 and (ii) 3.25% Fixed-to-Floating Rate Subordinated Notes due December 31, 2031.

(b)  Upon the Effective Time, BHRB, or a Subsidiary of BHRB, shall assume the performance and observance of the covenants and conditions to be performed by SMMF relating to the trust preferred securities of (i) SFG Capital Trust I, (ii) SFG Capital Trust II, and (iii) SFG Capital Trust III, each of the foregoing entities being a statutory business trust organized under the laws of the State of Delaware, including the execution and delivery of any supplemental indentures, guarantees and other instruments required to make such assumptions effective.

5.20.  Operations Center.

After the Effective Time, the Continuing Corporation shall locate a significant portion of the operations of the Continuing Bank in SMMF’s current headquarters in Moorefield, West Virginia.

5.21.  Community Foundation.

Prior to the Closing Date, BHRB shall use its reasonable best efforts to establish a new charitable foundation (the “Foundation”), focused on community support in the geographic areas served by the Continuing Bank and whose purpose will be to offer grant-making programs, including donor-advised funds, endowments, scholarships, field-of-interest funds, and giving circles. The initial members of the board of trustees of the Foundation will be selected by the Board of Directors of BHRB and the Board of Directors of SMMF prior to the Closing Date, with each respective Board of Directors entitled to select up to eight (8) initial members. Within three (3) business days of the Closing Date, the Continuing Corporation shall contribute to the Foundation an amount in cash equal to $5,000,000. The form and substance of the organizational documents of the Foundation shall be subject to SMMF’s prior written consent (which consent will not be unreasonably conditioned, withheld or delayed).

ARTICLE 6

CONDITIONS TO THE MERGER

6.1.  General Conditions.

The respective obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.

(a)  Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including, without limitation, the BHRB Shareholder Approval and the SMMF Shareholder Approval.

(b)  Regulatory Approvals. BHRB and SMMF shall have received all Regulatory Approvals, all notice periods and waiting periods required after the granting of any such Regulatory Approvals shall have passed, and all such Regulatory Approvals shall be in effect; provided, that no Regulatory Approval contains, shall have resulted in or would reasonably be expected to result in, the imposition of a Burdensome Condition.

(c)  Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d)  Legal Proceedings. Neither party shall be subject to any order, decree or injunction of (i) a court or agency of competent jurisdiction or (ii) a Governmental Authority, that enjoins or prohibits or makes illegal the consummation of the Merger.

(e)  Nasdaq Listing. The shares of the Continuing Corporation Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

6.2.  Conditions to Obligations of BHRB.

The obligations of BHRB to consummate the Merger are subject to the satisfaction of the following conditions, unless waived by BHRB pursuant to Section 8.3.

(a)  Representations and Warranties. The representations and warranties of SMMF set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and BHRB shall have received a certificate, dated as of the Closing Date, signed on behalf of SMMF by the Chief Executive Officer and Chief Financial Officer of SMMF to such effect.

(b)  Performance of Obligations. SMMF and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and BHRB shall have received a certificate, dated as of the Closing Date, signed on behalf of SMMF by the Chief Executive Officer and Chief Financial Officer of SMMF to such effect.

(c)  Federal Tax Opinion. BHRB shall have received a written opinion, dated the Closing Date, from its counsel, Troutman Pepper Hamilton Sanders LLP, in form and substance reasonably satisfactory to BHRB, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of BHRB and SMMF reasonably satisfactory in form and substance to such counsel.

(d)  SMMF Director Resignations. SMMF shall have received and accepted the SMMF Director Resignations, and BHRB shall have received a certificate, dated as of the Closing Date, signed on behalf of SMMF by the Corporate Secretary of SMMF to such effect.

6.3.  Conditions to Obligations of SMMF.

The obligations of SMMF to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by SMMF pursuant to Section 8.3.

(a)  Representations and Warranties. The representations and warranties of BHRB set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and SMMF shall have received a certificate, dated as of the Closing Date, signed on behalf of BHRB by the Chief Executive Officer and Chief Financial Officer of BHRB to such effect.

(b)  Performance of Obligations. BHRB and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and SMMF shall have received a certificate, dated as of the Closing Date, signed on behalf of BHRB by the Chief Executive Officer and Chief Financial Officer of BHRB to such effect.

(c)  Federal Tax Opinion. SMMF shall have received a written opinion, dated the Closing Date, from its counsel, Bowles Rice LLP, in form and substance reasonably satisfactory to SMMF, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of BHRB and SMMF reasonably satisfactory in form and substance to such counsel.

(d)  BHRB Director Resignations. BHRB shall have received and accepted the BHRB Director Resignations, and SMMF shall have received a certificate, dated as of the Closing Date, signed on behalf of BHRB by the Corporate Secretary of BHRB to such effect.

ARTICLE 7

TERMINATION

7.1.  Termination.

This Agreement may be terminated and the Merger and the other transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after receipt of the BHRB Shareholder Approval or the SMMF Shareholder Approval, as provided below:

(a)  Mutual Consent. By the mutual consent in writing of BHRB and SMMF;

(b)  Closing Delay. By either BHRB or SMMF, evidenced by written notice, if the Merger has not been consummated by August 31, 2024, or such later date as shall have been agreed to in writing by the parties, provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach or failure to perform an obligation hereunder has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(c)  Regulatory Approval Denied or Burdensome Condition. By either BHRB or SMMF in the event (i) any Regulatory Approval required to be obtained pursuant to Section 6.1(b) has been denied by the relevant Governmental Authority and such denial has become final and nonappealable, (ii) the relevant Governmental Authority shall have requested in writing that BHRB, SMMF or any of their respective Subsidiaries withdraw (other than for technical reasons), and not be permitted to resubmit within one hundred twenty (120) days, any application with respect to a Regulatory Approval, (iii) any Governmental Authority of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, unless in the case of each of (i), (ii) and (iii), as applicable, the denial of such Regulatory Approval shall be due to, or materially contributed to by, the fault of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth in this Agreement, or (iv) any Regulatory Approval includes a Burdensome Condition; provided, that a party may only terminate this Agreement pursuant to this Section 7.1(c)(iv) if such party shall have used its reasonable best efforts until the earlier of (A) sixty (60) days following the grant of such Regulatory Approval containing a Burdensome Condition, or (B) the date set forth in Section 7.1(b) of this Agreement, to cause the terms and/or conditions of such Regulatory Approval containing such Burdensome Condition to be deleted or removed;

(d)  Breach of Representation or Warranty. By either BHRB or SMMF (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a breach or inaccuracy of any representation or warranty of the other party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or inaccuracy and which breach or inaccuracy (subject to the applicable standard set forth in Section 3.2) would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(a) in the case of BHRB and Section 6.3(a) in the case of SMMF;

(e)  Breach of Covenant or Agreement. By either BHRB or SMMF (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach and which breach would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(b) in the case of BHRB and Section 6.3(b) in the case of SMMF;

(f)  SMMF Solicitation and Recommendation Matters; SMMF Shareholders Meeting Failure. By BHRB, at any time prior to the SMMF Shareholder Approval, (i) if SMMF has failed to make the SMMF Board Recommendation, (ii) upon a Change in SMMF Recommendation or upon SMMF’s approval, adoption, endorsement or recommendation of any Acquisition Proposal, or (iii) if SMMF has failed to comply in all material respects with its obligations under Section 5.3(b) and Section 5.5;

(g)  No SMMF Shareholder Approval. By either BHRB or SMMF, if the SMMF Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the SMMF Shareholders Meeting;

(h)  BHRB Solicitation and Recommendation Matters; BHRB Shareholders Meeting Failure. By SMMF, at any time prior to the BHRB Shareholder Approval, (i) if BHRB has failed to make the BHRB Board Recommendation, (ii) upon a Change in BHRB Recommendation or upon BHRB’s approval, adoption, endorsement or recommendation of any Acquisition Proposal, or (iii) if BHRB has failed to comply in all material respects with its obligations under Section 5.3(a) and Section 5.5;

(i)  No BHRB Shareholder Approval. By either BHRB or SMMF, if the BHRB Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the BHRB Shareholders Meeting;

(j)  BHRB Superior Proposal. By BHRB if the Board of Directors of BHRB determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that BHRB pays to SMMF the Termination Fee simultaneously with such termination pursuant to Section 7.4(d); or

(k)  SMMF Superior Proposal. By SMMF if the Board of Directors of SMMF determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that SMMF pays to BHRB the Termination Fee simultaneously with such termination pursuant to Section 7.4(b).

7.2.  Effect of Termination.

In the event of termination of this Agreement by either party as provided in Section 7.1, none of BHRB, SMMF, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability hereunder or in connection with the transactions contemplated hereby, except that (i) Section 5.2(c), Section 5.7, Section 7.1, Section 7.2, Section 7.4, Section 7.5 and ARTICLE 8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

7.3.  Non-Survival of Representations, Warranties and Covenants.

None of the representations, warranties, covenants or agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement and the Affiliate Agreements which shall survive in accordance with their terms) shall survive the Effective Time, except for Section 5.9, Section 5.11 and Section 5.12 and for any other covenant and agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.

7.4.  Termination Fee.

(a)  In the event that (i) after the date of this Agreement, an Acquisition Proposal with respect to SMMF shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of SMMF, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to SMMF after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by SMMF or BHRB pursuant to Section 7.1(b) (if the SMMF Shareholder Approval has not theretofore been obtained), (B) by BHRB pursuant to Section 7.1(d) or Section 7.1(e), or (C) by SMMF or BHRB pursuant to Section 7.1(g) and (iii) prior to the date that is twelve (12) months after the date of such termination SMMF enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then SMMF shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay BHRB a fee equal to $14,860,000 (the “Termination Fee”) by wire transfer of immediately available funds to the account designated by BHRB.

(b)  In the event this Agreement is terminated by BHRB pursuant to Section 7.1(f) or by SMMF pursuant to Section 7.1(k), then SMMF shall, on the date of termination, pay BHRB the Termination Fee by wire transfer of immediately available funds to the account designated by BHRB.

(c)  In the event that (i) after the date of this Agreement, an Acquisition Proposal with respect to BHRB shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of BHRB, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to BHRB after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by BHRB or SMMF pursuant to Section 7.1(b) (if the BHRB Shareholder Approval have not theretofore been obtained), (B) by SMMF pursuant to Section 7.1(d) or Section 7.1(e), or (C) by SMMF or BHRB pursuant to Section 7.1(i) and (iii) prior to the date that is twelve (12) months after the date of such termination BHRB enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then BHRB shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay SMMF the Termination Fee by wire transfer of immediately available funds to the account designated by SMMF.

(d)  In the event this Agreement is terminated by SMMF pursuant to Section 7.1(h) or by BHRB pursuant to Section 7.1(j), then BHRB shall, on the date of termination, pay SMMF the Termination Fee by wire transfer of immediately available funds to the account designated by SMMF.

(e)  Each of BHRB and SMMF acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, BHRB and SMMF, respectively, would not enter into this Agreement. Accordingly, if BHRB or SMMF, as applicable, fails promptly to pay the amount due pursuant to this Section 7.4, and, in order to obtain such payment, BHRB or SMMF, as applicable, commences a suit which results in a judgment against the other party for the fee set forth in this Section 7.4, BHRB or SMMF, as applicable, shall pay to the other party its fees and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

(f)  Notwithstanding anything to the contrary in this Agreement, without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 7.1, excluding additional enforcement expenses as required in Section 7.4(e), the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under this Agreement shall be equal to the Termination Fee, and neither party shall be obligated to pay the Termination Fee on more than one occasion.

7.5.  Expenses.

(a)  Except as otherwise expressly provided in this Agreement, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and legal advisors; provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC and other Governmental Authorities in connection with the Merger shall be borne equally by BHRB and SMMF.

ARTICLE 8

GENERAL PROVISIONS

8.1.  Entire Agreement.

This Agreement, including the Disclosure Letters of each party and the exhibits hereto, and the Confidentiality Agreement contain the entire agreement between BHRB and SMMF with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

8.2.  Binding Effect; No Third-Party Rights.

This Agreement shall bind BHRB and SMMF and their respective successors and assigns. Other than Sections 5.9, 5.11 and 5.12 and for the rights of SMMF’s shareholders arising after the Effective Time under ARTICLE 2, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement, including the right to rely on the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.3.  Waiver and Amendment.

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the date of the BHRB Shareholders Meeting or the SMMF Shareholders Meeting, except to the extent restricted by applicable law, including any Regulatory Approvals.

8.4.  Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof. The parties hereby consent and submit to the exclusive jurisdiction and venue of any state or federal court located in the City of Alexandria within the Commonwealth of Virginia.

8.5.  Notices.

All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) when personally delivered or delivered by e-mail (with confirmation); (ii) on the date received if sent by commercial overnight delivery service; or (iii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

  If to BHRB:

  David P. Boyle

  Chair and Chief Executive Officer

  Burke & Herbert Financial Services Corp.

  100 S. Fairfax Street

  Alexandria, Virginia 22314

  Telephone: (703) 549-6600

  E-mail: dboyle@burkeandherbertbank.com

  with a copy to:

  Gregory F. Parisi, Esq.

  Troutman Pepper Hamilton Sanders LLP

  401 9th Street, NW

  Suite 1000

  Washington, DC 20004

  Telephone: (202) 274-1933

  E-mail: gregory.parisi@troutman.com

  If to SMMF:

  H. Charles Maddy, III

  Vice Chairman, President and Chief Executive Officer

  Summit Financial Group, Inc.

  300 North Main Street

  Moorefield, West Virginia 26836

  Telephone: (304) 530-1000

  E-mail: cmaddy@summitfgi.com

  with a copy to:

  Sandra M. Murphy, Esq.

  Bowles Rice LLP

  600 Quarrier Street

  Charleston, West Virginia 25301

  Telephone: (304) 347-1131

  E-mail: smurphy@bowlesrice.com

8.6.  Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

8.7.  Waiver of Jury Trial.

Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.

8.8.  Confidential Supervisory Information.

Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. Section 261.2 and as discussed in 12 C.F.R. Section 309.6) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

8.9.  Specific Performance.

The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

8.10.  Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

BURKE & HERBERT FINANCIAL SERVICES CORP.

By:	/s/ David P. Boyle
David P. Boyle
Chair and Chief Executive Officer

SUMMIT FINANCIAL GROUP, INC.

By:	/s/ H. Charles Maddy, III
H. Charles Maddy, III
Vice Chairman, President and
Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

EXHIBIT 1.1

To the Agreement and

Plan of Reorganization

PLAN OF MERGER

BETWEEN

BURKE & HERBERT FINANCIAL SERVICES CORP.

AND

SUMMIT FINANCIAL GROUP, INC.

Pursuant to this Plan of Merger (“Plan of Merger”), SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”), shall merge with and into BURKE & HERBERT FINANCIAL SERVICES GROUP, a Virginia corporation (“BHRB”).

ARTICLE 1

Terms of the Merger

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of August 24, 2023, between BHRB and SMMF (the “Agreement”), at the Effective Time (as defined herein), SMMF shall be merged with and into BHRB (the “Merger”) in accordance with the provisions of Virginia law and West Virginia law, and with the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”) and Section 31D-11-1107 of the West Virginia Business Corporation Act, as amended (the “WVBCA”). The separate corporate existence of SMMF thereupon shall cease, and BHRB shall be the surviving corporation in the Merger (BHRB is sometimes referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Time or thereafter). The Merger shall become effective on such date and time as may be determined in accordance with Section 1.2(a) of the Agreement (the “Effective Time”). Without limiting the generality of the foregoing, from and after the Effective Time, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of SMMF, and all of the debts, liabilities, obligations, claims, restrictions and duties of SMMF shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.

ARTICLE 2

Merger Consideration; Exchange Procedures

2.1  Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of BHRB or SMMF, or their respective shareholders:

(a)  Subject to Section 2.1(e), each share of common stock, par value $0.50 per share, of BHRB (“BHRB Common Stock”), that is issued and outstanding immediately before the Effective Time, shall remain an issued and outstanding share of common stock of the Continuing Corporation and shall remain unchanged by the Merger.

Ex. 1.1-1

(b)  Subject to Section 2.1(e), each share of common stock, par value $2.50 per share, of SMMF (“SMMF Common Stock”), that is issued and outstanding immediately before the Effective Time, shall be converted into and exchanged for the right to receive 0.5043 shares (the “Exchange Ratio”) of common stock, par value $0.50 per share, of the Continuing Corporation (the “Continuing Corporation Common Stock”), plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”).

(c)  All shares of SMMF Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d)  Each certificate previously representing shares of SMMF Common Stock (a “SMMF Common Certificate”) and the non-certificated shares of SMMF Common Stock (the “SMMF Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of SMMF Common Stock (i) the Merger Consideration upon the surrender of such SMMF Common Certificate or SMMF Book-Entry Shares in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(e)  Each share of SMMF Common Stock held by either party and each share of BHRB Common Stock held by SMMF or any of SMMF’s Subsidiaries (as defined in the Agreement) prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of BHRB Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.

2.2  Exchange Procedures.

(a)  On or before the Closing Date (as defined in the Agreement), BHRB shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by BHRB and reasonably acceptable to SMMF (in such capacity, the “Exchange Agent”), for the benefit of the holders of the SMMF Common Certificates and SMMF Book-Entry Shares, at the election of BHRB, either certificates representing the shares of Continuing Corporation Common Stock or non-certificated shares of Continuing Corporation Common Stock (or a combination) issuable pursuant to this ARTICLE 2, together with an amount of cash sufficient to pay any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for SMMF Common Certificates and SMMF Book-Entry Shares.

(b)  As promptly as practicable after the Effective Time, the Continuing Corporation shall cause the Exchange Agent to send to each former shareholder of record of SMMF Common Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s SMMF Common Certificates or SMMF Book-Entry Shares for the Merger Consideration.

Exh. 1.1- 2

(c)  The Continuing Corporation shall cause the Merger Consideration into which shares of SMMF Common Stock are converted at the Effective Time, and dividends or distributions that a SMMF shareholder shall be entitled to receive, to be issued and paid to such SMMF shareholder upon proper surrender to the Exchange Agent of SMMF Common Certificates and SMMF Book-Entry Shares representing such shares of SMMF Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any cash to be paid pursuant to Section 2.4 or Section 2.6.

(d)  Any SMMF shareholder whose SMMF Common Certificates or SMMF Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, dividends or distributions upon compliance with reasonable conditions imposed by the Continuing Corporation pursuant to applicable law and as required in accordance with the Continuing Corporation’s and the Exchange Agent’s respective standard policies (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e)  Any portion of the Exchange Fund that remains unclaimed by the shareholders of SMMF for twelve (12) months after the Effective Time shall be returned to the Continuing Corporation (together with any earnings in respect thereof) for the benefit of such shareholders. Any shareholders of SMMF who have not complied with this ARTICLE 2 shall thereafter be entitled to look only to the Continuing Corporation for payment of the consideration deliverable in respect of each share of SMMF Common Stock such shareholder holds as determined pursuant to this Plan of Merger, without any interest thereon.

(f)  None of the Exchange Agent, either of the parties hereto, any Subsidiaries of BHRB or SMMF, respectively, or the Continuing Corporation shall be liable to any shareholder of SMMF for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3  SMMF Equity-Based Awards. (a) At the Effective Time, each stock appreciation right under a stock appreciation agreement under an equity or equity-based compensation plan of SMMF in effect immediately prior to the Effective Time and that may be settled in SMMF Common Stock, whether vested or unvested or exercised but unsettled (a “SMMF SAR) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a stock appreciation right (each, a “Replacement SAR”) in respect of shares of Continuing Corporation Common Stock on the same terms and conditions as were applicable under such SMMF SAR, provided that the number of shares of Continuing Corporation Common Stock underlying such Replacement SAR shall equal the product of (i) the number of shares of SMMF Common Stock underlying such SMMF SAR, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares. The base price of Continuing Corporation Common Stock for purposes of each Replacement SAR shall equal (y) the base price of SMMF Common Stock subject to such SMMF SAR divided by (z) the Exchange Ratio, rounded up to the nearest whole cent. Notwithstanding the foregoing, each SMMF SAR shall be treated in a manner that maintains that stock appreciation right’s exemption from Section 409A of the Code.

Exh. 1.1- 3

(b)  At the Effective Time, each restricted stock unit award granted under a SMMF Stock Plan that is outstanding and unsettled (a “SMMF RSU Award”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit (each, a “Replacement RSU”) in respect of shares of Continuing Corporation Common Stock on the same terms and conditions as were applicable under such SMMF RSU Award, provided that the number of shares of Continuing Corporation Common Stock underlying such Replacement RSU shall equal the product of (i) the number of shares of SMMF Common Stock underlying such SMMF RSU, multiplied by (ii) the Exchange Ratio, with any fractional share rounded down to the next lower whole number of shares.

(c)  At or prior to the Effective Time, the Board of Directors of SMMF or a committee thereof, as applicable, shall adopt any resolutions (in a form subject to the reasonable prior approval of BHRB) and take any actions (after consultation with BHRB) which are reasonably necessary to effectuate the provisions of this Section 2.3, including, but not limited to, delivering written notice (in a form subject to the reasonable prior approval of BHRB) to each holder of a SMMF SAR or SMMF RSU Award of the treatment of such award pursuant to this Section 2.3.

BHRB, prior to the Effective Time, and the Continuing Corporation, as soon as practicable following the Effective Time, shall take all corporate actions that are necessary for the assumption of the Replacement SARs and Replacement RSUs, including the reservation, issuance and listing of Continuing Corporation Common Stock as necessary to effect the transactions contemplated by this Section 2.3 and the provision of any notice or amended award agreement to each holder of a Replacement SAR or Replacement RSU. As soon as practicable following the Effective Time, the Continuing Corporation shall file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Continuing Corporation Common Stock underlying such Replacement SARs and Replacement RSUs, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed Replacement SARs and Replacement RSUs remain outstanding.

2.4  No Fractional Shares.

Each holder of shares of SMMF Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of the Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of the Continuing Corporation Common Stock multiplied by the average of the closing sale prices of BHRB Common Stock as reported on The Nasdaq Stock Market LLC (“Nasdaq”) for the ten (10) full trading days ending on the trading day immediately preceding (but not including) the Effective Time.

2.5  Anti-Dilution.

In the event BHRB changes (or establishes a record date for changing) the number of shares of BHRB Common Stock issued and outstanding before the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, reorganization or other similar change in capitalization, or there is an extraordinary dividend or

Exh. 1.1- 4

distribution, appropriate and proportional adjustments will be made to the Exchange Ratio to give holders of SMMF Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing contained in this Section will be construed to permit BHRB to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

2.6  Dividends.

No dividend or other distribution payable to the holders of record of the Continuing Corporation Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any SMMF Common Certificate or SMMF Book-Entry Shares until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the SMMF Common Certificate or SMMF Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions will be paid (without interest).

2.7  Withholding Rights.

Each of the Continuing Corporation and the Exchange Agent will be entitled, but not obligated, to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Plan of Merger to any person, such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax (as defined in the Agreement) law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined in the Agreement) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Plan of Merger as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8  No Appraisal Rights.

In accordance with Section 31D-13-1302(b)(1)(A) of the WVBCA, no appraisal rights shall be available to the holders of SMMF Common Stock or SMMF Series 2021 Preferred Shares in connection with the Merger or the other transactions contemplated by the Agreement.

ARTICLE 3

Articles of Incorporation and Bylaws of BHRB

The Articles of Incorporation of BHRB as in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of BHRB as in effect immediately prior to the Effective Time, as such Bylaws are proposed to be amended substantially as set forth in Exhibit 1.4(b) to the Agreement, shall be the Bylaws of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law.

Exh. 1.1- 5

ARTICLE 4

Conditions Precedent

The obligations of BHRB and SMMF to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

[remainder of page intentionally blank]

Exh. 1.1- 6

EXHIBIT 1.3(a)

To the Agreement and

Plan of Reorganization

FORM OF SUBSIDIARY BANK AGREEMENT AND PLAN OF MERGER

BETWEEN

BURKE & HERBERT BANK & TRUST COMPANY

AND

SUMMIT COMMUNITY BANK, INC.

This Subsidiary Bank Agreement and Plan of Merger (the “Subsidiary Merger Agreement”), dated____ , 2023, is between BURKE & HERBERT BANK & TRUST COMPANY, a Virginia chartered commercial bank (“B&H Bank”), and SUMMIT COMMUNITY BANK, INC., a West Virginia chartered commercial bank (“SCB”).

ARTICLE 1

Terms of the Merger

1.1  The Merger.

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of August 24, 2023 (the “Agreement”), between Burke & Herbert Financial Services Group, Inc. (“BHRB”) and Summit Financial Group, Inc. (“SMMF”), at the Subsidiary Merger Effective Time (as defined herein), SCB shall be merged with and into B&H Bank (the “Subsidiary Merger”) in accordance with the applicable provisions of Virginia Stock Corporation Act, as amended (the “VSCA”), Title 6.2 of the Code of Virginia, as amended, the West Virginia Business Corporation Act, as amended (the “WVBCA”), the State Banking Code of West Virginia, as amended, and the rules and regulations promulgated thereunder, respectively. B&H Bank shall be the surviving Virginia chartered commercial bank in the Subsidiary Merger (B&H Bank as existing on and after the Effective Time is sometimes referred to herein as the “Continuing Bank”). The Subsidiary Merger shall become effective on such date and time as specified in ARTICLE 6 hereof (the “Subsidiary Merger Effective Time”). Each party to this Subsidiary Merger Agreement agrees to treat the Subsidiary Merger for all income tax purposes as a reorganization qualifying under Section 368(a) of the Internal Revenue Code of 1986, as amended and hereby adopts this Subsidiary Merger Agreement as a result of execution hereof as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties shall file a tax return or take any position with any taxing authority that is inconsistent with the tax treatment described in the preceding sentence.

1.2  Articles of Incorporation; Bylaws.

The Articles of Incorporation of B&H Bank in effect immediately prior to the consummation of the Subsidiary Merger shall continue to remain in effect following the Subsidiary Merger Effective Time until otherwise amended. The Bylaws of B&H Bank in effect immediately prior to the consummation of the Subsidiary Merger, as such Bylaws are proposed to be amended substantially as set forth in Exhibit 1.4(c) to the Agreement, shall continue to remain in effect following the Subsidiary Merger Effective Time until otherwise amended.

Exh. 1.3(a)-1

1.3  Conversion of Shares.

Each share of common stock of B&H Bank issued and outstanding immediately prior to the Subsidiary Merger Effective Time shall continue unchanged as an outstanding share of common stock of the Continuing Bank, and each outstanding share of common stock of SCB shall be cancelled and retired with no consideration to be issued or paid in exchange therefor.

1.4  Assets and Liabilities.

All assets of SCB as they exist at the Subsidiary Merger Effective Time shall pass to and vest in the Continuing Bank without any conveyance or other transfer. The Continuing Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the merging banks existing as of the Subsidiary Merger Effective Time.

1.5  Offices; Business of the Continuing Bank.

(a)  The main office of the Continuing Bank shall be the main office of B&H Bank immediately prior to the Subsidiary Merger Effective Time. The business of the Continuing Bank shall be conducted at such main office, at all duly authorized and operating branches of B&H Bank and SCB as of the Subsidiary Merger Effective Time, and at all other offices and facilities of B&H Bank and SCB established as of the Subsidiary Merger Effective Time.

(b)  At the Subsidiary Merger Effective Time, the Continuing Bank shall be considered the same business and corporate entity as B&H Bank and SCB with all the rights, powers and duties of each of B&H Bank and SCB.

ARTICLE 2

Board of Directors

Prior to the Subsidiary Merger Effective Time, B&H Bank shall take all actions necessary to adopt the amendments to the Bylaws of B&H Bank substantially in the form set forth on Exhibit 1.4(c) to the Agreement, effective as of the Subsidiary Merger Effective Time. On or prior to the Subsidiary Merger Effective Time, BHRB, as the sole shareholder of B&H Bank, and the B&H Bank Board of Directors shall cause the number of directors that will comprise the full Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time to be fixed at such number, not to exceed sixteen (16), consisting of at least eight (8) current BHRB directors to be designated by BHRB (after consultation with SMMF) prior to the Effective Time, and (i) at least eight (8) current SMMF directors to be designated by SMMF (after consultation with BHRB) prior to the Effective Time.

No other directors of BHRB or SMMF shall be designated to serve on the Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time. Following the Subsidiary Merger Effective Time, the directors and officers of the Continuing Bank shall be as set forth in Exhibit 1.4(c) the Agreement, with such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

Exh. 1.3(a)-2

ARTICLE 3

Effective on Shares of Capital Stock

3.1  B&H Bank.

Each share of B&H Bank common stock issued and outstanding immediately prior to the Subsidiary Merger Effective Time shall be unaffected by the Subsidiary Merger and shall remain issued and outstanding. No additional shares of B&H Bank common stock will be issued pursuant to the Agreement. The authorized capital stock of the Continuing Bank shall consist of              shares of B&H Bank capital stock immediately following the Subsidiary Merger Effective Time.

3.2  SCB.

At the Subsidiary Merger Effective Time, by virtue of the Subsidiary Merger and without any action on the part of any holder of any capital stock of SCB, each share of SCB capital stock issued and outstanding prior to the Subsidiary Merger shall be automatically cancelled and no cash, new shares of capital stock, or other property shall be delivered in exchange therefor. At and after the Subsidiary Merger Effective Time, certificates evidencing shares of SCB capital stock shall not evidence any interest in SCB or the Continuing Bank. The stock transfer book of SCB shall be closed as of the Subsidiary Merger Effective Time and, thereafter, no transfer of any shares of SCB capital stock shall be recorded therein.

ARTICLE 4

Conditions Precedent

The obligations of B&H Bank and SCB to effect the Subsidiary Merger as herein provided shall be subject to the receipt of all applicable regulatory approvals and to the prior effectiveness of the merger of SMMF with and into BHRB in accordance with the Agreement.

ARTICLE 5

Termination

This Subsidiary Merger Agreement may be terminated at any time prior to the Subsidiary Merger Effective Time by the parties hereto.

ARTICLE 6

Board and Shareholder Approvals; Effectiveness

This Subsidiary Merger Agreement has been authorized and approved by the respective boards of directors of B&H Bank and SCB, by BHRB as the sole shareholder of B&H Bank and by SMMF as the sole shareholder of SCB. Subject to applicable law, the Subsidiary Merger shall become effective at the later of: (i) the issuance by the Virginia State Corporation Commission (the “VSCC”) of a certificate of merger relating to the Subsidiary Merger; (ii) the issuance by the West Virginia Secretary of State (“WVSOS”) of a certificate of merger relating to the Subsidiary Merger; and (iii) the time set forth in the articles of merger relating to the Subsidiary Merger filed with the VSCC and the WVSOS or such other time and date as shall be provided by law and agreed to by the parties hereto (such date and time being herein referred to as the “Subsidiary Merger Effective

Exh. 1.3(a)-3

Time”); provided, however, that in no event shall the Subsidiary Merger Effective Time be earlier than, or at the same time as, the effective time of the merger of SMMF with and into BHRB.

[signatures on following page]

Exh. 1.3(a)-4

IN WITNESS WHEREOF, the parties hereto have caused this Subsidiary Bank Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

BURKE & HERBERT BANK & TRUST COMPANY

By:
David P. Boyle
President and Chief Executive Officer

SUMMIT COMMUNITY BANK, INC.

By:
H. Charles Maddy, III
Chairman and Chief Executive Officer

Exh. 1.3(a)-5

EXHIBIT 1.4(b)

To the Agreement and

Plan of Reorganization

Form of Bylaw Amendments to Bylaws of the Continuing Corporation

Article III, Section 2 of the Bylaws of the Continuing Corporation shall be amended and restated as set forth below.

2.  Number and Tenure. Effective as of the Effective Time (as defined herein), and notwithstanding any other provision of these Bylaws that may be to the contrary, the Board of Directors of the Corporation shall be fixed at sixteen (16) Directors, of which eight (8) shall be current members of the Board of Directors of the Corporation prior to the Effective Time, and eight (8) shall be current members of the Board of Directors of Summit Financial Group, Inc. (“SMMF”) prior to the Effective Time. For the purposes of these Bylaws, the term “Effective Time” shall have the same meaning as defined in the Agreement and Plan of Reorganization, dated as of August 24, 2023, between the Corporation and SMMF, as the same may be amended from time to time (the “Merger Agreement”).

At the first two annual meetings of shareholders following the Effective Time, the Corporation shall nominate and recommend each BHRB Continuing Director and each SMMF Continuing Director for reelection to the Board of Directors, and the Corporation’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors that its shareholders vote to reelect each BHRB Continuing Director and each SMMF Continuing Director to the Board of Directors.

From and after the Effective Time until the date that is two years after the date of the next annual meeting, no vacancy on the Board created by the cessation of service of a director shall be filled by the Board of Directors and the Board of Directors shall not nominate any individual to fill such vacancy, unless (x) such individual would be an independent director of the Corporation (unless such predecessor director was not an independent director), (y) in the case of a vacancy created by the cessation of service of a BHRB Continuing Director, not less than a majority of the BHRB Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, and (z) in the case of a vacancy created by the cessation of service of a SMMF Continuing Director, not less than a majority of the SMMF Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy. Notwithstanding the foregoing, any appointment, nomination, and recommendation pursuant to this Article III, Section 2 shall be made in accordance with the Corporation’s corporate governance guidelines, applicable law and the rules of The Nasdaq Stock Market, LLC (or other national securities exchange on which the Corporation’s securities are listed).

For purposes of this Article III, Section 2, the terms “BHRB Continuing Directors” and “SMMF Continuing Directors” shall mean, respectively, the initial directors of BHRB and SMMF who were selected to be directors of the Corporation by BHRB or SMMF, as applicable, as of the Effective Time, pursuant to Section 1.4(b) of the Merger Agreement, and any directors of the Corporation who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of any such director (or any successor thereto) pursuant to this Article III, Section 2.

Exh. 1.4(b)-1

EXHIBIT 1.4(c)

To the Agreement and

Plan of Reorganization

Form of Bylaw Amendments to Bylaws of the Continuing Bank

Article III, Section 2 of the Bylaws of the Continuing Bank shall be amended and restated as set forth below.

2.  Number and Tenure. Effective as of the Subsidiary Merger Effective Time (as defined herein), and notwithstanding any other provision of these Bylaws that may be to the contrary, the Board of Directors of the Continuing Bank shall be fixed at sixteen (16) Directors, of which eight (8) shall be current members of the Board of Directors of Burke & Herbert Bank & Trust Company (“B&H Bank”) prior to the Subsidiary Merger Effective Time, and eight (8) shall be current members of the Board of Directors of Summit Community Bank, Inc. (“SCB”) prior to the Subsidiary Merger Effective Time. For the purposes of these Bylaws, the terms “Subsidiary Merger Effective Time” and “Continuing Bank” shall have the same meanings as defined in the Agreement and Plan of Reorganization, dated as of August 24, 2023, between Burke & Herbert Financial Services Corp. (“BHRB”) and Summit Financial Group, Inc. (“SMMF”), as the same may be amended from time to time (the “Merger Agreement”).

At the first two annual meetings of shareholders following the Subsidiary Merger Effective Time, the Board of Directors of the Continuing Bank and BHRB, as the sole shareholder of the Continuing Bank, shall nominate and reelect, respectively, each B&H Bank Continuing Director and each SCB Continuing Director to the Board of Directors of the Continuing Bank, and the Continuing Bank’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of the Continuing Bank that BHRB, as the sole shareholder of the Continuing Bank, vote to reelect each B&H Bank Continuing Director and each SCB Continuing Director to the Board of Directors of the Continuing Bank.

From and after the Subsidiary Merger Effective Time until the date that is two years after the date of the next annual meeting, no vacancy on the Board created by the cessation of service of a director shall be filled by the Board of Directors and the Board of Directors shall not nominate any individual to fill such vacancy, unless (x) such individual would be an independent director of the Continuing Bank (unless such predecessor director was not an independent director), (y) in the case of a vacancy created by the cessation of service of a B&H Bank Continuing Director, not less than a majority of the B&H Bank Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, and (z) in the case of a vacancy created by the cessation of service of a SCB Continuing Director, not less than a majority of the SCB Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy. Notwithstanding the foregoing, any appointment, nomination, and recommendation pursuant to this Article III, Section 2 shall be made in accordance with the Continuing Bank’s corporate governance guidelines, applicable law and the rules of The Nasdaq Stock Market, LLC (or other national securities exchange on which securities of BHRB, as the sole shareholder of the Continuing Bank, are listed).

For purposes of this Article III, Section 2, the terms “B&H Bank Continuing Directors” and “SCB Continuing Directors” shall mean, respectively, the initial directors of B&H Bank and SCB who were selected to be directors of the Continuing Bank by B&H Bank or SCB, as applicable, as of the Subsidiary Merger Effective Time, pursuant to Section 1.4(c) of the Merger Agreement, and any directors of the Continuing Bank who were subsequently appointed or nominated and elected to fill a vacancy created by

Exh. 1.4(c)-1

the cessation of service of any such director (or any successor thereto) pursuant to this Article III, Section 2.

Exh. 1.4(c)-2

EXHIBIT 5.8(a)

To the Agreement and

Plan of Reorganization

FORM OF SMMF AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of August 24, 2023, is by and among BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”), and the undersigned shareholder of SMMF (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).

WHEREAS, the Boards of Directors of BHRB and SMMF have approved a business combination of their companies through the merger (the “Merger”) of SMMF with and into BHRB pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of August 24, 2023, by and between BHRB and SMMF, and a related Plan of Merger, a form of which is attached as an exhibit thereto (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $2.50 per share, of SMMF (“SMMF Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of SMMF Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to BHRB and SMMF entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in ARTICLE 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.  Agreement to Vote.

During the term of this Agreement and at such time as SMMF conducts the SMMF Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the SMMF Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of SMMF under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely

Ex. 5.8(a)-1

consummation of the Merger or the fulfillment of conditions of BHRB or SMMF under the Merger Agreement.

2.  Covenants of Shareholder.

Shareholder covenants and agrees as follows:

(a)  Ownership. Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) the Shares, (ii) shares of SMMF Common Stock subject to outstanding SMMF RSU Awards and SMMF SARs (which shares, if any, are set forth on the signature page hereto), Shareholder is not the beneficial or registered owner of any other shares of SMMF Common Stock or rights to acquire shares of SMMF Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)  Restrictions on Transfer and Dispositions. Except as permitted by Section 2(e), during the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting the Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.

(c)  Authority. Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d)  No Breach. None of the execution and delivery of this Agreement nor the performance of Shareholder’s obligations contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e)  No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to BHRB in an attachment to this Agreement.

(f)  Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

Ex. 5.8(a)-2

(g)  Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h)  No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i)  Statements. Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of SMMF should not support the Merger.

3.  No Prior Proxies.

Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4.  Certain Events.

Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of SMMF affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of SMMF issued to or acquired by Shareholder.

5.  Capacity; Obligation to Vote.

(a)  Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of SMMF is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of SMMF, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of SMMF. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of SMMF, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and

Ex. 5.8(a)-3

this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b)  The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) BHRB is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement or (ii) SMMF is otherwise entitled to terminate the Merger Agreement.

6.  Resignation of Director.

In the event that Shareholder is not selected to serve as a member of the Board of Directors of the Continuing Corporation, Shareholder hereby agrees to resign as a director of SMMF and SCB, as applicable, and to deliver a letter of resignation to SMMF and SCB, in each case in the form reasonably requested by SMMF and effective as of the Effective Time.

7.  Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with ARTICLE 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, SMMF or BHRB, or their respective officers or directors, except that nothing in this Section 7 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

8.  [Intentionally omitted.]

9.  Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

10.  Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, including Section 6, Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with SCB such banking relationships (e.g., lending, deposit or other accounts, but excluding any relationships related to trust or wealth management accounts or services) (as applicable, “Banking Relationships”) that Shareholder (in his or her individual capacity) currently maintains with SMMF and SCB, in form and substance substantially the same as currently maintained, and (ii) after the Subsidiary

Ex. 5.8(a)-4

Merger and until the one (1) year anniversary of the Subsidiary Merger, he or she will use reasonable best efforts to maintain and continue with the Continuing Corporation and the Continuing Bank such Banking Relationships that Shareholder (in his or her individual capacity) maintained with SMMF and SCB prior to the Subsidiary Merger, but in each instance, for the avoidance of doubt, excluding any Banking Relationships maintained by Shareholder in a fiduciary or trustee capacity or any Banking Relationship of any entity that may be affiliated with such Shareholder.

11.  Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

12.  Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

13.  Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BHRB or SMMF, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of SMMF.

14.  Benefit of Agreement; Assignment.

(a)  This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b)  The parties hereto agree and designate SCB as a third-party beneficiary of the terms set forth in Section 10 of this Agreement, with SCB having the right to enforce the terms thereof.

15.  Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

16.  Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any

Ex. 5.8(a)-5

other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[signatures on following page]

Ex. 5.8(a)-6

IN WITNESS WHEREOF, BHRB, SMMF and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BURKE & HERBERT FINANCIAL SERVICES CORP.

By:
David P. Boyle
Chairman and Chief Executive Officer

SUMMIT FINANCIAL GROUP, INC.

By:
H. Charles Maddy, III
Vice Chairman, President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares:
Number of Shares Underlying SMMF SARs:

Number of Shares Underlying SMMF RSU Awards:

Ex. 5.8(a)-7

EXHIBIT 5.8(b)

To the Agreement and

Plan of Reorganization

FORM OF BHRB AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of August 24, 2023, is by and among BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”), and the undersigned shareholder of BHRB (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).

WHEREAS, the Boards of Directors of BHRB and SMMF have approved a business combination of their companies through the merger (the “Merger”) of SMMF with and into BHRB pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of August 24, 2023, by and between BHRB and SMMF, and a related Plan of Merger (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $0.50 per share, of BHRB (“BHRB Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of BHRB Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to BHRB and SMMF entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in ARTICLE 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.  Agreement to Vote.

During the term of this Agreement and at such time as BHRB conducts the BHRB Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the BHRB Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of BHRB under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected

Exh. 5.8(b)-1

to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of BHRB or SMMF under the Merger Agreement.

2.  Covenants of Shareholder.

The Shareholder covenants and agrees as follows:

(a)  Ownership. The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) the Shares and (ii) shares of BHRB Common Stock subject to outstanding restricted stock unit awards issued under a BHRB Stock Plan (which shares, if any, are set forth on the signature page hereto), Shareholder is not the beneficial or registered owner of any other shares of BHRB Common Stock or rights to acquire shares of BHRB Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)  Restrictions on Transfer and Dispositions. During the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting the Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.

(c)  Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d)  No Breach. None of the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e)  No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to SMMF in an attachment to this Agreement.

(f)  Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

Exh. 5.8(b)-2

(g)  Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h)  No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i)  Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of BHRB should not support the Merger.

3.  No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4.  Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of BHRB affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of BHRB issued to or acquired by Shareholder.

5.  Capacity; Obligation to Vote.

(a)  Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of BHRB is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of BHRB, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of BHRB. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of BHRB, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and

Exh. 5.8(b)-3

this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b)  The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) SMMF is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) BHRB is otherwise entitled to terminate the Merger Agreement.

6.  Resignation of Director.

In the event that Shareholder is not selected to serve as a member of the Board of Directors of the Continuing Corporation, Shareholder hereby agrees to resign as a director of BHRB and B&H Bank, and to deliver a letter of resignation to BHRB and B&H Bank, in each case in the form reasonably requested by BHRB and effective as of the Effective Time.

7.  Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with ARTICLE 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, SMMF or BHRB, or their respective officers or directors, except that nothing in this Section 7 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

8.  Stop Transfer Order.

In furtherance of this Agreement, Shareholder hereby authorizes and instructs BHRB to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 7 hereof.

9.  Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

10.  Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, including Section 6, Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary

Exh. 5.8(b)-4

Merger Effective Time, he or she will use best efforts to maintain and continue with B&H Bank such banking relationships (e.g., lending, deposit or other accounts, but excluding any relationships related to trust or wealth management accounts or services) (as applicable, “Banking Relationships”) that Shareholder (in his or her individual capacity) currently maintains with BHRB and B&H Bank, in form and substance substantially the same as currently maintained, and (ii) after the Subsidiary Merger and until the one (1) year anniversary of the Subsidiary Merger, he or she will use reasonable best efforts to maintain and continue with the Continuing Corporation and the Continuing Bank such Banking Relationships that Shareholder (in his or her individual capacity) maintained with BHRB and B&H Bank prior to the Subsidiary Merger, but in each instance, for the avoidance of doubt, excluding any Banking Relationships maintained by Shareholder in a fiduciary or trustee capacity or any Banking Relationship of any entity that may be affiliated with such Shareholder

11.  Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

12.  Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

13.  Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BHRB or SMMF, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of BHRB.

14.  Benefit of Agreement; Assignment.

(a)  This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b)  The parties hereto agree and designate B&H Bank as a third-party beneficiary of this Agreement, with B&H Bank having the right to enforce the terms hereof.

15.  Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

Exh. 5.8(b)-5

16.  Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[signatures on following page]

Exh. 5.8(b)-6

IN WITNESS WHEREOF, BHRB, SMMF and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BURKE & HERBERT FINANCIAL SERVICES CORP.

By:
David P. Boyle
Chairman and Chief Executive Officer

SUMMIT FINANCIAL GROUP, INC.

By:
H. Charles Maddy, III
Vice Chairman, President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares
(including restricted stock):

Number of Shares Underlying BHRB RSU Awards:

Exh. 5.8(b)-7

EXHIBIT 99.1

EXHIBIT 5.8(b)

To the Agreement and

Plan of Reorganization

FORM OF BHRB AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of August 24, 2023, is by and among BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”), and the undersigned shareholder of BHRB (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).

WHEREAS, the Boards of Directors of BHRB and SMMF have approved a business combination of their companies through the merger (the “Merger”) of SMMF with and into BHRB pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of August 24, 2023, by and between BHRB and SMMF, and a related Plan of Merger (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $0.50 per share, of BHRB (“BHRB Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of BHRB Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to BHRB and SMMF entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in ARTICLE 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Agreement to Vote.

During the term of this Agreement and at such time as BHRB conducts the BHRB Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the BHRB Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of BHRB under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of BHRB or SMMF under the Merger Agreement.

2. Covenants of Shareholder.

The Shareholder covenants and agrees as follows:

(a) Ownership. The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) the Shares and (ii) shares of BHRB Common Stock subject to outstanding restricted stock unit awards issued under a BHRB Stock Plan (which shares, if any, are set forth on the signature page hereto), Shareholder is not the beneficial or registered owner of any other shares of BHRB Common Stock or rights to acquire shares of BHRB Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) Restrictions on Transfer and Dispositions. During the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting the Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.

(c) Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d) No Breach. None of the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e) No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to SMMF in an attachment to this Agreement.

2

(f) Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

(g) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h) No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i) Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of BHRB should not support the Merger.

3. No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4. Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of BHRB affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of BHRB issued to or acquired by Shareholder.

5. Capacity; Obligation to Vote.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of BHRB is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of BHRB, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of BHRB. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended

3

to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of BHRB, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b) The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) SMMF is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) BHRB is otherwise entitled to terminate the Merger Agreement.

6. Resignation of Director.

In the event that Shareholder is not selected to serve as a member of the Board of Directors of the Continuing Corporation, Shareholder hereby agrees to resign as a director of BHRB and B&H Bank, and to deliver a letter of resignation to BHRB and B&H Bank, in each case in the form reasonably requested by BHRB and effective as of the Effective Time.

7. Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with ARTICLE 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, SMMF or BHRB, or their respective officers or directors, except that nothing in this Section 7 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

8. Stop Transfer Order.

In furtherance of this Agreement, Shareholder hereby authorizes and instructs BHRB to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 7 hereof.

9. Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

4

10. Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, including Section 6, Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with B&H Bank such banking relationships (e.g., lending, deposit or other accounts, but excluding any relationships related to trust or wealth management accounts or services) (as applicable, “Banking Relationships”) that Shareholder (in his or her individual capacity) currently maintains with BHRB and B&H Bank, in form and substance substantially the same as currently maintained, and (ii) after the Subsidiary Merger and until the one (1) year anniversary of the Subsidiary Merger, he or she will use reasonable best efforts to maintain and continue with the Continuing Corporation and the Continuing Bank such Banking Relationships that Shareholder (in his or her individual capacity) maintained with BHRB and B&H Bank prior to the Subsidiary Merger, but in each instance, for the avoidance of doubt, excluding any Banking Relationships maintained by Shareholder in a fiduciary or trustee capacity or any Banking Relationship of any entity that may be affiliated with such Shareholder

11. Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

12. Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

13. Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BHRB or SMMF, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of BHRB.

14. Benefit of Agreement; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b) The parties hereto agree and designate B&H Bank as a third-party beneficiary of this Agreement, with B&H Bank having the right to enforce the terms hereof.

5

15. Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

16. Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[signatures on following page]

6

IN WITNESS WHEREOF, BHRB, SMMF and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BURKE & HERBERT FINANCIAL SERVICES CORP.

By:
David P. Boyle
Chairman and Chief Executive Officer

SUMMIT FINANCIAL GROUP, INC.

By:
H. Charles Maddy, III
Vice Chairman, President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares
(including restricted stock):

Number of Shares Underlying BHRB RSU Awards:

7

EXHIBIT 99.2

EXHIBIT 5.8(a)

To the Agreement and

Plan of Reorganization

FORM OF SMMF AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of August 24, 2023, is by and among BURKE & HERBERT FINANCIAL SERVICES CORP., a Virginia corporation (“BHRB”), SUMMIT FINANCIAL GROUP, INC., a West Virginia corporation (“SMMF”), and the undersigned shareholder of SMMF (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).

WHEREAS, the Boards of Directors of BHRB and SMMF have approved a business combination of their companies through the merger (the “Merger”) of SMMF with and into BHRB pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of August 24, 2023, by and between BHRB and SMMF, and a related Plan of Merger, a form of which is attached as an exhibit thereto (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $2.50 per share, of SMMF (“SMMF Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of SMMF Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to BHRB and SMMF entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in ARTICLE 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Agreement to Vote.

During the term of this Agreement and at such time as SMMF conducts the SMMF Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the SMMF Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of SMMF under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of BHRB or SMMF under the Merger Agreement.

2. Covenants of Shareholder.

Shareholder covenants and agrees as follows:

(a) Ownership. Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) the Shares, (ii) shares of SMMF Common Stock subject to outstanding SMMF RSU Awards and SMMF SARs (which shares, if any, are set forth on the signature page hereto), Shareholder is not the beneficial or registered owner of any other shares of SMMF Common Stock or rights to acquire shares of SMMF Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) Restrictions on Transfer and Dispositions. Except as permitted by Section 2(e), during the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting the Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.

(c) Authority. Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d) No Breach. None of the execution and delivery of this Agreement nor the performance of Shareholder’s obligations contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e) No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to BHRB in an attachment to this Agreement.

(f) Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

2

(g) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h) No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i) Statements. Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of SMMF should not support the Merger.

3. No Prior Proxies.

Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4. Certain Events.

Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of SMMF affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of SMMF issued to or acquired by Shareholder.

5. Capacity; Obligation to Vote.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of SMMF is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of SMMF, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of SMMF. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of SMMF, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

3

(b) The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) BHRB is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement or (ii) SMMF is otherwise entitled to terminate the Merger Agreement.

6. Resignation of Director.

In the event that Shareholder is not selected to serve as a member of the Board of Directors of the Continuing Corporation, Shareholder hereby agrees to resign as a director of SMMF and SCB, as applicable, and to deliver a letter of resignation to SMMF and SCB, in each case in the form reasonably requested by SMMF and effective as of the Effective Time.

7. Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with ARTICLE 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, SMMF or BHRB, or their respective officers or directors, except that nothing in this Section 7 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

8. [Intentionally omitted.]

9. Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

10. Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, including Section 6, Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with SCB such banking relationships (e.g., lending, deposit or other accounts, but excluding any relationships related to trust or wealth management accounts or services) (as applicable, “Banking Relationships”) that Shareholder (in his or her individual capacity) currently maintains with SMMF and SCB, in form and substance substantially the same as currently maintained, and (ii) after the Subsidiary

4

Merger and until the one (1) year anniversary of the Subsidiary Merger, he or she will use reasonable best efforts to maintain and continue with the Continuing Corporation and the Continuing Bank such Banking Relationships that Shareholder (in his or her individual capacity) maintained with SMMF and SCB prior to the Subsidiary Merger, but in each instance, for the avoidance of doubt, excluding any Banking Relationships maintained by Shareholder in a fiduciary or trustee capacity or any Banking Relationship of any entity that may be affiliated with such Shareholder.

11. Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

12. Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

13. Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to BHRB or SMMF, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of SMMF.

14. Benefit of Agreement; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b) The parties hereto agree and designate SCB as a third-party beneficiary of the terms set forth in Section 10 of this Agreement, with SCB having the right to enforce the terms thereof.

15. Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

5

16. Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[signatures on following page]

6

IN WITNESS WHEREOF, BHRB, SMMF and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

BURKE & HERBERT FINANCIAL SERVICES CORP.

By:
David P. Boyle
Chairman and Chief Executive Officer

SUMMIT FINANCIAL GROUP, INC.

By:
H. Charles Maddy, III
Vice Chairman, President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares:
Number of Shares Underlying SMMF SARs:

Number of Shares Underlying SMMF RSU Awards

7